UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2025
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

2024 - BBVA sets a new profit record

Net Attributable Profit
€10.054 Mn

Strong growth in **core revenues and in lending activity**

NII + Fees	Lending activity[1]
16.7% vs. 2023	**14.3%** vs. Dec 2023

Excellent **profitability** and **efficiency** metrics

Efficiency Ratio	ROTE	ROE
40.0%	**19.7%**	**18.9%**

General note: Variations at constant exchange rates.
1. Performing loans under management excluding repos.

Risk indicators in line with our expectations Improving NPL and NPL coverage ratios

Cost of Risk	NPL ratio	NPL coverage ratio
1.43%	**3.0%**	**80%**
12M24	Dec-24	Dec-24

Strong **capital position** above our target

CET1 fully loaded

12.88%
Target range
11.5 - 12.0%
9.13%[1]
Minimum capital requirement
Dec-24

TRANSFORMATION

New customers[1]

(BBVA Group, Million; % acquisition through digital channels)

TOTAL
MILLON
DIGITALES
21%
7.1
7.2
8.7
11.3
11.1
11.4
66%
2019
2020
2021
2022
2023
2024

1. Gross customer acquisition through channels for retail segment. Excludes the US business sold to PNC

All-time record customer growth driven by digital

SUSTAINABILITY

Sustainable business*

(€Bn)

18
20
35
50
70
99
2019
2020
2021
2022
2023
2024

Sustainable business mobilization target achieved one year earlier

* **Note:** The Goal 2025 includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, existing regulations, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts). It includes FMBBVA (Microfinance Foundation) within retail segments.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)
	31-12-24	∆ %	31-12-23	31-12-22
Balance sheet (millions of euros) ⁽¹⁾
Total assets	772,402	(0.4)	775,558	712,092
Loans and advances to customers (gross)	424,087	9.0	388,912	368,588
Deposits from customers	447,646	8.3	413,487	394,404
Total customer funds	640,251	10.8	577,853	544,576
Total equity	60,014	8.6	55,265	50,517
Income statement (millions of euros) ⁽¹⁾
Net interest income	25,267	9.4	23,089	19,124
Gross income	35,481	20.1	29,542	24,743
Operating income	21,288	23.5	17,233	14,042
Net attributable profit (loss)	10,054	25.4	8,019	6,358
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,763	(1.3)	5,838	6,030
Share price (euros)	9.45	14.9	8.23	5.63
Adjusted earning (loss) per share (euros) ⁽¹⁾⁽²⁾	1.68	27.7	1.32	1.04
Earning (loss) per share (euros) ⁽¹⁾⁽²⁾	1.68	30.0	1.29	0.98
Book value per share (euros) ⁽¹⁾⁽²⁾	9.67	9.1	8.86	7.78
Tangible book value per share (euros) ⁽¹⁾⁽²⁾	9.24	9.2	8.46	7.43
Market capitalization (millions of euros)	54,463	13.4	48,023	33,974
Significant ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾⁽²⁾	18.9		16.2	14.4
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾⁽²⁾	19.7		17.0	15.1
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾⁽²⁾	1.36		1.12	0.99
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾⁽²⁾	2.76		2.38	2.06
Efficiency ratio ⁽¹⁾⁽²⁾	40.0		41.7	43.2
Cost of risk ⁽¹⁾⁽²⁾	1.43		1.15	0.91
NPL ratio ⁽¹⁾⁽²⁾	3.0		3.4	3.4
NPL coverage ratio ⁽¹⁾⁽²⁾	80		77	81
Capital adequacy ratios (%)
CET1 fully loaded	12.88		12.67	12.61
CET1 phased-in ⁽³⁾	12.88		12.67	12.68
Total ratio phased-in ⁽³⁾	16.90		16.58	15.98
Other information
Number of active customers (million) ⁽⁴⁾	77.2	6.5	72.5	68.2
Number of shareholders ⁽⁵⁾	714,069	(3.8)	742,194	801,216
Number of employees	125,916	3.6	121,486	115,675
Number of branches	5,749	(3.4)	5,949	6,040
Number of ATMs	30,391	0.3	30,301	29,807
⁽¹⁾ Balances as of 31-12-2022 revised according to IFRS 17 - Insurance contracts.
⁽²⁾ For more information, see Alternative Performance Measures at this report.
⁽³⁾ Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873. For 2022 in this table, there is a difference between phased-in and fully loaded ratios due to the aforementioned temporary treatment.
⁽⁴⁾ Reported figures include clients from Italy, as well as an adjustment for homogenization of criteria in Peru and Venezuela with the rest of the countries. In Argentina, the concepts of “total customers” and, therefore, “active customers” have been revised due to the transition to a new data source.

⁽⁵⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

4
Highlights
Results and business activity
The BBVA Group generated a net attributable profit of €10,054m in 2024, once again driven by the performance of recurring revenues of the banking business, that is, net interest income and net fees and commissions, which together grew by 13.2%. These results represent an increase of 25.4% compared to the same period of the previous year, and include the recording of the annual amount from the temporary levy on credit institutions and financial credit institutions of €285m, included in other operating income and expenses in the income statement.
In constant terms, excluding the impact of currency variations, operating expenses increased by 18.3% at Group level, affected by an environment of still high inflation in the countries where the Group has a presence, the growth of the workforce in all of them and the higher level of investments made in recent years. Thanks to the remarkable growth in gross income (+25.0%), which was notably greater than the growth in operating expenses, the efficiency ratio stood at 40.0% as of December 31, 2024, with an improvement of 226 basis points compared to the ratio as of December 31, 2023. The level achieved consolidates BBVA's leadership, in terms of efficiency, in between the fifteen biggest banks across Europe, comfortably achieving the Group's target of reaching 42% by the end of 2024.
The provisions for impairment on financial assets increased (+32.4% in year-on-year terms and at constant exchange rates), due to a high rate of growth in lending, both in loans to companies and in retail products, the most profitable in recent years, as well as the timing of the economic cycle in some of the Group´s geographical areas.
Loans and advances to customers recorded an increase of 9.2% compared to the end of December 2023, particularly driven by the evolution of corporate loans (+14.7% at Group level), and, to a lesser extent, by the positive performance of loans to individuals.
Customer funds increased by 10.8% compared to the end of the previous year, driven both by the growth in customer deposits and by the performance of investment funds and managed portfolios.
Business areas
According to the accumulated results of the business areas at the end of 2024 and excluding the effect of currencies fluctuation in those areas where it has an impact, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €3,784m, that is 39.1% above the result achieved in 2023. This result is driven by the favorable evolution of the recurring revenues from the banking business, particularly net interest income. These solid results include the negative impact of €285m, due to the recording of the annual amount of the temporary tax on credit institutions and financial credit institutions.
–BBVA Mexico achieved a cumulative net attributable profit of €5,447m, representing a growth of 5.8% compared to the end of the previous year, mainly due to the evolution of the recurring income from the banking business.
–Turkey generated a net attributable profit of €611m, which compares favorably with the result in the same period of the previous year.
–South America generated a net attributable profit of €635m, which represents a year-on-year variation of 17.1%, driven by the good performance of recurring income and the good performance of net trading income in the area (hereinafter NTI).
–Rest of Business achieved an accumulated net attributable profit of €500m, 23.5% higher than in the same period of the previous year, favored by the performance of the recurrent revenues and the NTI.
The Corporate Center recorded a net attributable loss of €-924m, which is an improvement compared with the €-1,544m recorded in the previous year, mainly due to the favorable evolution of the NTI.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

5
Lastly, and for a broader understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €2,781m1. These results represent an increase of 29.6% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group's wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.
Solvency
The BBVA Group's CET1 fully loaded ratio stood at 12.88% as of December 31, 2024, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%2), and is also above the Group's target management range of 11.5% - 12.0% of CET1.
Shareholder remuneration
Regarding shareholder remuneration, a cash gross distribution in the amount of €0.41 per share, to be paid presumably on April as final dividend of 2024 and the execution of a Share Buyback Program of BBVA for an amount of €993m, subject to the corresponding regulatory authorizations and the communication with the program specific terms and conditions before its effective start, are expected to be submitted to the relevant governing bodies for consideration. Thus, the total distribution for the year 2024 will reach €5,027m, a 50% of the net attributable profit, of which €0.70 gross per share will be distributed in cash, taking into account the payment in cash of €0.29 gross per share paid in October 2024 as interim dividend of the year.

Purchase offer to the Banco Sabadell shareholders
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024 by BBVA through the publication of an inside information notice (información privilegiada) with the Spanish Securities and Exchange Commission (hereinafter “CNMV”).
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration initially offered by BBVA to the shareholders of the Target Company consisted of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company, subject to certain adjustments in the case of dividend distributions in accordance with what was indicated in the Prior Announcement.
In accordance with the Prior Announcement of the Offer and as a consequence of the interim dividend against the 2024 financial year results in the amount of €0.08 per share paid by the Target Company to its shareholders on October 1, 2024, BBVA proceeded to adjust the Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the shareholders of the Target Company under the Offer was adjusted, as result of the dividend payment of the Target Company, to one (1) newly issued ordinary share of BBVA for each five point zero one nine six (5.0196) ordinary shares of the Target Company.
1 The additional pro forma CIB information does not include the application of hyperinflation accounting or the Group's wholesale business in Venezuela.
2 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of September 30, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

6
Additionally, as a result of the interim dividend against the 2024 financial year results in the amount of €0.29 per share paid by BBVA to its shareholders on October 10, 2024, BBVA proceeded to adjust again the Offer consideration. Therefore, also in accordance with the provisions of the Prior Announcement, the Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point zero one nine six (5.0196) ordinary shares of the Target Company.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, on the rules governing tender offers ("Royal Decree 1066/2007"), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank (a condition that was satisfied on September 5, 2024, as described below).
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time), as this condition was amended by BBVA in accordance with the publication of the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (“PRA”) (a condition that was satisfied on September 2, 2024, as described below).
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to cover the consideration in shares offered to the shareholders of the Target Company.
On September 3, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that, on September 2, 2024, it received the authorization from the PRA for BBVA's indirect acquisition of control of TSB Bank PLC as a result of the Offer.
On September 5, 2024, BBVA announced, through the publication of an inside Information notice (información privilegiada), that it received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company as a result of the Offer.
On November 12, 2024, BBVA announced, through the publication of another relevant Information notice (otra información relevante), that it received the resolution of the Spanish National Markets and Competition authority (CNMC) in which it decided to initiate the second phase of the analysis of the economic concentration resulting from the Offer.
The Offer is subject to approval by the CNMV and to the approval of the economic concentration resulting from the Offer by the Spanish competition authorities. The detailed terms of the Offer will be set out in the prospectus, which was submitted to the CNMV together with the request for the authorization of the Offer on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

7
Macroeconomic environment
Economic growth remained relatively solid in 2024, mainly in the United States and in the services sector. BBVA Research estimates that global GDP expanded by around 3.2% in 2024, slightly above (3.1%) the forecast three months ago. This strength comes in an environment where the public expenditure was, in general, high and labor markets remained dynamic. In a context marked by general restrictive monetary conditions, despite the process of interest rates cuts, inflation moderated during 2024. This downward trend was supported by a moderation in energy prices (despite geopolitical tensions in some producing regions), and some productivity gains (at least in the United States). Inflation also remains above the target in many geographical areas, mainly in the United States and, pushed down by services prices. The main exception is China, where the process of structural moderation in growth, particularly in domestic demand, has contributed to very low and slightly positive inflation.
Policies adopted by the new administration in the United States, on which there is high uncertainty, will be key in 2025. The expectation of additional protectionist measures and high fiscal deficits would put upward pressure on inflation and downward pressure on growth, according to BBVA Research. Thus, despite recent resilience, US growth would moderate from 2.7% in 2024 (20 basis points above the previous forecast) to 2.0% in 2025 (10 basis points below the previous forecast). The likely upturn in inflation, which closed 2024 at 2.9%, will reduce the scope for the Federal Reserve (hereinafter FED) to ease monetary conditions further. In particular, interest rates, which were cut from 5.5% to 4.5% during 2024, would converge to around 4.0% during the first half of 2025, remaining at these relatively high levels during the second half of the year, which, among other things, would contribute to the strength of the US dollar.
The possible increase in tariffs in the US would be a negative shock to the global economy, whose GDP would moderate to around 3.1% in 2025 (20 basis points lower than previously expected). In particular, it would add to the structural challenges that China and the Eurozone currently face. In this context, BBVA Research forecasts that Eurozone GDP will expand by 1.0% in 2025 (40 basis points lower than previously forecast), having grown by 0.8% in 2024 (10 basis points higher than previously forecast), and that growth in China will moderate to 4.1% in 2025 (10 basis points lower than previously forecast) from 4.8% in 2024 (20 basis points higher than previously forecast). The relative weakness of economic activity would contribute to inflation remaining contained at around 2.0% in the Eurozone and remaining low in China. Against this macroeconomic environment, additional interest rate cuts are likely to be seen in both regions. In particular, in the Eurozone, the European Central Bank (hereinafter ECB), which cut deposit facility rates from 4.0% to 3.0% in the course of 2024, is expected to cut them further to around 2.0% in mid-2025.
Both geopolitical factors, including a further escalation of conflicts in Ukraine or the Middle East, and possible policies of the new US administration, such as those related to foreign trade, migration flows and fiscal policy, create risks for the global macroeconomic environment. In particular, they increase the risk that inflation, and thus interest rates, will remain higher than expected. In addition, they raise the risk of lower than expected GDP growth as well as macroeconomic and financial volatility.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

8
Group
Results
The BBVA Group generated a net attributable profit of €10,054m in 2024, once again driven by the performance of recurring revenues of the banking business, that is, net interest income and net fees and commissions, which together grew by, 13.2%. These results represent an increase of 25.4% compared to the same period of the previous year and include the recording of the annual amount for the temporary tax on credit institutions and financial credit institutions3 for €285m, included in the other operating income and expenses line of the income statement. Excluding the currency variation impact during the year, the Group´s result grew by 32.9%.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
			∆ % at constant
	2024	∆ %	exchange rates	2023
Net interest income	25,267	9.4	12.9	23,089
Net fees and commissions	7,988	27.0	30.8	6,288
Net trading income	3,913	79.2	90.8	2,183
Other operating income and expenses	(1,686)	(16.5)	(21.7)	(2,018)
Gross income	35,481	20.1	25.0	29,542
Operating expenses	(14,193)	15.3	18.3	(12,308)
Personnel expenses	(7,659)	17.3	20.4	(6,530)
Other administrative expenses	(5,001)	14.3	17.5	(4,375)
Depreciation	(1,533)	9.3	11.3	(1,403)
Operating income	21,288	23.5	29.9	17,233
Impairment on financial assets not measured at fair value through profit or loss	(5,745)	29.7	32.4	(4,428)
Provisions or reversal of provisions	(198)	(47.1)	(44.8)	(373)
Other gains (losses)	61	n.s.	n.s.	(13)
Profit (loss) before tax	15,405	24.0	31.9	12,419
Income tax	(4,830)	20.7	27.5	(4,003)
Profit (loss) for the period	10,575	25.7	34.0	8,416
Non-controlling interests	(521)	31.2	60.1	(397)
Net attributable profit (loss)	10,054	25.4	32.9	8,019
Adjusted earning (loss) per share (euros) ⁽¹⁾	1.68			1.32
Earning (loss) per share (euros) ⁽¹⁾	1.68			1.29
⁽¹⁾ Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at this report.
3 In compliance with Law 38/2022, of December 27, which established the obligation to pay a patrimonial benefit of a public and non-taxable nature during the years 2023 and 2024 for credit institutions that operate in Spanish territory whose sum of total interest income and fee and commission income corresponding to the year 2019 is equal to or greater than €800m.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

9

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2024				2023
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	6,406	5,868	6,481	6,512	5,246	6,434	5,768	5,642
Net fees and commissions	2,234	1,912	1,955	1,887	1,694	1,685	1,470	1,439
Net trading income	983	1,044	1,114	772	753	658	334	438
Other operating income and expenses	(303)	(107)	(324)	(952)	(255)	(820)	(383)	(561)
Gross income	9,320	8,716	9,227	8,218	7,438	7,956	7,189	6,958
Operating expenses	(4,004)	(3,330)	(3,477)	(3,383)	(3,068)	(3,303)	(2,922)	(3,016)
Personnel expenses	(2,216)	(1,810)	(1,855)	(1,778)	(1,693)	(1,756)	(1,530)	(1,551)
Other administrative expenses	(1,380)	(1,154)	(1,238)	(1,229)	(1,025)	(1,169)	(1,054)	(1,127)
Depreciation	(408)	(366)	(384)	(375)	(349)	(378)	(337)	(339)
Operating income	5,316	5,386	5,751	4,835	4,370	4,654	4,267	3,942
Impairment on financial assets not measured at fair value through profit or loss	(1,466)	(1,440)	(1,479)	(1,361)	(1,225)	(1,210)	(1,025)	(968)
Provisions or reversal of provisions	(99)	(61)	19	(57)	(163)	(81)	(115)	(14)
Other gains (losses)	8	(19)	31	40	(49)	2	50	(16)
Profit (loss) before tax	3,759	3,867	4,322	3,458	2,932	3,365	3,178	2,944
Income tax	(1,171)	(1,135)	(1,374)	(1,151)	(799)	(1,226)	(1,028)	(950)
Profit (loss) for the period	2,588	2,732	2,949	2,307	2,133	2,139	2,150	1,994
Non-controlling interests	(155)	(105)	(154)	(107)	(75)	(56)	(118)	(148)
Net attributable profit (loss)	2,433	2,627	2,794	2,200	2,058	2,083	2,032	1,846
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.41	0.44	0.47	0.37	0.34	0.34	0.34	0.30
Earning (loss) per share (euros) ⁽¹⁾	0.40	0.44	0.47	0.36	0.33	0.33	0.33	0.29
⁽¹⁾ Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods presented in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
The accumulated net interest income as of December 31, 2024 was higher than the one registered in the same period of the previous year (+12.9%), mainly driven by increases in all business areas except for Turkey. This increase shows the strong dynamism of lending activity, which grew by 14.3% during 2024.
Likewise, net fees and commissions experienced a year-on-year growth of 30.8%, thanks to the performance of fees and commissions due to payment fees and, to a lesser extent, asset management fees and commissions. Turkey made an outstanding contribution, well above the other business areas.
As a result, overall recurring banking business revenues, increased by 16.7% in 2024, with an upward quarterly trend over the last two years.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

10
At the end of December 2024, NTI showed a growth of 90.8%, mainly driven by the evolution of the results obtained from hedging foreign currency positions, especially of the Mexican peso, recorded in the Corporate Center. To a lesser extent, this growth also shows the favorable performance of this line in all areas, with a notable contribution from Turkey thanks to its foreign currency positions, Spain and Mexico, supported by Global Markets' contribution and lastly, South America helped by the performance in Argentina.
The other operating income and expenses line accumulated, as of December 31, 2024 a result that improves compared to the same period of the previous year. This was achieved in spite of a higher negative impact from hyperinflation in Argentina and an increase in the annual amount for the temporary tax on credit institutions and financial credit institutions in 2024. These effects were offset by: a lower impact from hyperinflation in Turkey, the lack of contributions to the European Single Resolution Fund (hereinafter SRF) after the completion of its construction stage4 and the Deposit Guarantee Fund (hereinafter DGF) for Credit Institutions in Spain, which in 2023 reached the minimum coverage level established by European regulations for covered deposits and therefore no additional contribution was required for this purpose during 2024 and, lastly, by a favorable evolution of the results of the insurance business.

4 The Single Resolution Fund, whose funds would be allocated to the resolution of financial entities in certain circumstances, has been increasing during a transitional period of eight years (2016-2023) with the objective of reaching at least 1% of the covered deposits by the Member States that make up the Single Resolution Mechanism at the end of 2023.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

11
On a year-on-year basis, the increase in operating expenses at the Group level stood at 18.3%, a rate that is below the inflation rates observed in the countries in which the Group operates (an average of 19.6% in the last 12 months5).
Thanks to the remarkable growth in gross income (+25.0%, higher than the growth in operating expenses), the efficiency ratio stood at 40.0% as of December 31, 2024, with an improvement of 226 basis points compared to the ratio as of December 31, 2023. This achievement consolidates BBVA's leadership in terms of efficiency among the fifteen largest banks across Europe, comfortably surpassing the Group target of 42% by the end of 2024.
The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) at the end of December 2024 was 32.4% higher than in the same period of the previous year, due to a high rate of growth in lending, both in loans to companies and in retail products, the most profitable in recent years, as well as the timing of the economic cycle in some of the Group´s geographical areas. All business areas required greater loan-loss provisions, especially Mexico and Turkey.
The provisions or reversal of provisions line (hereinafter provisions) registered at the end of December 31, 2024 lower provisions compared to the same period of the previous year, mainly originated in Turkey.
5 Weighted by operating expenses and excluding Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

12
On the other hand, the other gains (losses) line ended December 2024 with a balance of €61m, which compares favorably with the previous year mainly due to the positive impact of the appraisal update of real estate assets in Turkey and to the reversal of impairments for investments in associates, recorded in Corporate Center.
As a result of the above, the BBVA Group reached a net attributable profit of €10,054m in 2024, showing a significant growth compared to the same period of the previous year (+32.9%). This solid result is supported by the positive evolution of the recurring banking business income, which has been able to offset both the increase in operating expenses and the rise in provisions for impairment losses on financial assets.
The net attributable profits, in millions of euros and accumulated at the end of December 2024 for the business areas that compose the Group were as follows: 3,784 in Spain, 5,447 in Mexico, 611 in Turkey, 635 in South America and 500 in Rest of Business.

The Group's excellent performance has also allowed it to continue generating value, as is reflected in the growth of the tangible book value per share and dividends, which at the end of December 2024 was 17.2% higher than at the same period of the previous year. Thus, the 2021-2024 compound annual growth rate (CAGR) registered by the aggregate of the tangible book value of each share, along with the dividends received in the period reached 18.1%, well above the 9.0% target.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

13
Lastly, the Group’s profitability indicators show BBVA's ability to combine higher growth rates and better profitability ratios in a way that differentiates it from its peers. All the indicators improved in year-on-year terms supported by the favorable performance of the results and comfortably meeting the profitability target at the end of 2024.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

14
Balance sheet and business activity
The most relevant aspects related to the evolution of the Group's balance sheet and business activity as of December 31, 2024 are summarized below:
–Loans and advances to customers recorded an increase of 9.2% compared to the end of December 2023, particularly driven by the evolution of corporate loans (+14.7% at Group level), and, to a lesser extent, by the positive performance of loans to individuals, especially consumer loans and credit cards, that together grew by 11.4%.
–Customer funds increased by 10.8% compared to the end of the previous year, driven by the growth in customer deposits, that is, time and demand deposits, which together grew by 8.3% and by the evolution of mutual funds and managed portfolios (+18.5%), with an outstanding performance of these off-balance sheet products in Spain and Turkey.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	31-12-24	∆ %	31-12-23
Cash, cash balances at central banks and other demand deposits	51,145	(32.2)	75,416
Financial assets held for trading	108,948	(22.8)	141,042
Non-trading financial assets mandatorily at fair value through profit or loss	10,546	20.7	8,737
Financial assets designated at fair value through profit or loss	836	(12.5)	955
Financial assets at fair value through accumulated other comprehensive income	59,002	(5.1)	62,205
Financial assets at amortized cost	502,400	11.2	451,732
Loans and advances to central banks and credit institutions	30,909	25.5	24,627
Loans and advances to customers	412,477	9.2	377,643
Debt securities	59,014	19.3	49,462
Investments in joint ventures and associates	989	1.3	976
Tangible assets	9,759	5.5	9,253
Intangible assets	2,490	5.4	2,363
Other assets	26,287	14.9	22,878
Total assets	772,402	(0.4)	775,558
Financial liabilities held for trading	86,591	(28.9)	121,715
Other financial liabilities designated at fair value through profit or loss	14,952	12.4	13,299
Financial liabilities at amortized cost	584,339	4.8	557,589
Deposits from central banks and credit institutions	49,074	(18.7)	60,349
Deposits from customers	447,646	8.3	413,487
Debt certificates	69,867	1.7	68,707
Other financial liabilities	17,753	18.0	15,046
Liabilities under insurance and reinsurance contracts	10,981	(9.3)	12,110
Other liabilities	15,525	(0.4)	15,580
Total liabilities	712,388	(1.1)	720,293
Non-controlling interests	4,359	22.3	3,564
Accumulated other comprehensive income	(17,220)	5.9	(16,254)
Shareholders’ funds	72,875	7.2	67,955
Total equity	60,014	8.6	55,265
Total liabilities and equity	772,402	(0.4)	775,558
Memorandum item:
Guarantees given	64,257	7.1	60,019
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

15

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	31-12-24	∆ %	31-12-23
Public sector	22,108	(5.0)	23,269
Individuals	177,751	5.7	168,123
Mortgages	94,577	1.3	93,358
Consumer	45,562	6.7	42,695
Credit cards	26,067	20.6	21,609
Other loans	11,544	10.4	10,461
Business	210,017	14.7	183,076
Non-performing loans	14,211	(1.6)	14,444
Loans and advances to customers (gross)	424,087	9.0	388,912
Allowances ⁽¹⁾	(11,611)	3.0	(11,269)
Loans and advances to customers	412,477	9.2	377,643
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of December 31, 2024 and December 31, 2023 the remaining amount was €107m and €142m respectively.

CUSTOMER FUNDS (MILLIONS OF EUROS)
	31-12-24	∆ %	31-12-23
Deposits from customers	447,646	8.3	413,487
Current accounts	331,780	4.5	317,543
Time deposits	106,362	16.2	91,524
Other deposits	9,503	115.0	4,420
Other customer funds	192,606	17.2	164,367
Mutual funds and investment companies and customer portfolios ⁽¹⁾	156,266	18.5	131,849
Pension funds	31,614	11.6	28,326
Other off-balance sheet funds	4,726	12.7	4,192
Total customer funds	640,251	10.8	577,853
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Peru and Colombia (preliminary).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

16
Capital and shareholders
Capital base
The BBVA Group's CET1 fully loaded ratio stood at 12.88% as of December 31, 2024, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%6), and is also above the Group's target management range of 11.5% - 12.0% of CET1.
Regarding the specific variation during the quarter, the Group’s CET1 fully loaded increased by 4 basis points with respect to the September level (12.84%).
The strong earnings generation during the quarter (+64 basis points) net of shareholder remuneration and payment of capital instruments (CoCos), generated a positive contribution of +29 basis points to CET1 ratio, which more than compensate the growth of risk-weighted assets (RWA) derived from the organic growth of activity in constant terms and the risk transfer initiatives in the period (consumption of -18 basis points), in line with the Group's strategy of continuing to promote profitable growth.
Among the remaining impacts that drain the ratio by -7 basis points, those associated with market variables stand out., particularly the negative evolution in the quarter due to the performance of the main currencies (highlighting the impact of the US dollar evolution) and, to a lesser extent, the valuation of fixed income portfolios.

(1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results.

The AT1 fully loaded ratio stood at 1.53% not showing any increase (0 basis points) compared to September 30, 2024. Merely impacted in the quarter by organic RWA growth, offset by the currency effect.
The Tier 2 fully loaded ratio has experienced a significant variation in the quarter (-23 basis points), mainly impacted by the announcement of the early redemption of one €1.0 billion issuance, which means, for all practical purposes, the end of its computability. In addition, in Turkey, a USD 750 million of subordinated debt was issued, a USD 134 million issuance has been partially redeemed, and an issuance amounting 750 million Turkish lira was announced to be fully redeemed, to be executed in February.
As a consequence of the foregoing, the consolidated fully loaded total capital ratio stood at 16.90% as of December 31, 2024, above the total capital requirements (13.29%6).
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2025, BBVA Group must maintain at consolidated level a total capital ratio of 13.29% and a CET1 capital ratio of 9.13%6, including a Pillar 2 requirement at consolidated level of 1.68% (a minimum of 1.02% must be satisfied with CET1), of which 0.18% is determined on the basis of the ECB's prudential provisioning expectations, and must be satisfied by CET1.
6 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of September 30, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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CAPITAL BASE (MILLIONS OF EUROS)
	Phased-in (1)			Fully loaded ⁽¹⁾
	31-12-24 ⁽²⁾	30-09-24	31-12-23	31-12-24 ⁽²⁾	30-09-24	31-12-23
Common Equity Tier 1 (CET1)	50,799	48,715	46,116	50,799	48,715	46,116
Tier 1	56,822	54,503	52,150	56,822	54,503	52,150
Tier 2	9,858	10,341	8,182	9,858	10,341	8,182
Total capital (Tier 1 + Tier 2)	66,680	64,844	60,332	66,680	64,844	60,332
Risk-weighted assets	394,468	379,520	363,915	394,468	379,520	363,915
CET1 (%)	12.88	12.84	12.67	12.88	12.84	12.67
Tier 1 (%)	14.40	14.36	14.33	14.40	14.36	14.33
Tier 2 (%)	2.50	2.72	2.25	2.50	2.72	2.25
Total capital ratio (%)	16.90	17.09	16.58	16.90	17.09	16.58
⁽¹⁾ The difference between the phased-in and fully loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). For the periods shown in this table, there are no differences between phased-in and fully loaded ratios due to the aforementioned temporary treatment.
⁽²⁾ Preliminary data.
As of December 31, 2024, the phased-in leverage ratio stood at 6.81%7 (6.81% fully loaded), which represents an increase of 21 basis points compared to September 2024.

LEVERAGE RATIO (FULLY LOADED)
	31-12-24	30-09-24	31-12-23
Exposure to Leverage Ratio (fully loaded) (million euros)	834,488	825,479	797,888
Leverage ratio (fully loaded) (%)	6.81	6.60	6.54
⁽¹⁾ Preliminary data.
With respect to the MREL ratios8 achieved as of December 31, 2024, these were 27.92% and 12.10%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 23.13% and 10.03%, respectively. A summarizing table is shown below:

MREL
	31-12-24 ⁽¹⁾	30-09-24	31-12-23
Total own funds and eligible liabilities (million euros)	63,887	62,415	56,603
Total RWA of the resolution group (million euros)	228,796	216,669	214,757
RWA ratio (%)	27.92	28.81	26.36
Total exposure for the Leverage calculation (million euros)	527,804	544,565	517,470
Leverage ratio (%)	12.10	11.46	10.94
⁽¹⁾ Preliminary data.
7 Preliminary leverage ratio as of the date of publication.
8 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB ("Single Resolution Board"). The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

18
On March 27, 2024 the Group made public that it had received a communication from the Bank of Spain regarding its new MREL requirement 22.79%9 (Minimum Requirement for own funds and Eligible Liabilities). In addition, BBVA must reach, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.48% (the “MREL in LR”)10. These requirements do not include the current combined buffer requirement, which, according to current regulations and supervisory criteria, is 3.64%11. Given the structure of the resolution group's own funds and eligible liabilities, as of December 31, 2024, the Group meets the aforementioned requirements.
Likewise, with the aim of reinforcing compliance with these requirements, BBVA has made several debt issuances during the year 2024. For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.
Shareholder remuneration
2023
Regarding shareholder remuneration, as approved by the General Shareholders´ Meeting on March 15, 2024, in its first item on the agenda, on April 10, 2024, a cash payment of €0.39 gross per each outstanding BBVA share entitled to receive, such amount was made against the 2023 results, as an additional shareholder remuneration for the financial year 2023. Thus, the total amount of cash distributions for 2023, taking into account the € 0.16 gross per share that was distributed in October 2023, amounted to €0.55 gross per share.
Total shareholder remuneration of 2023 includes, in addition to the cash payments mentioned above, the remuneration resulting from BBVA's buyback program for the repurchase of own shares announced on January 30, 2024 for a maximum amount of €781m, and which started being executed on March 4, 2024. Likewise, BBVA announced on April 9, 2024 the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total number of 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date. On May 24, 2024, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption, charged to unrestricted reserves, of 74,654,915 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the own share buyback program scheme and which were held as treasury shares.
2024
Likewise, the Bank announced by means of an inside information notice (información privilegiada) dated September 26, 2024, that the Board of Directors of BBVA had agreed to pay an interim dividend for the year 2024, in the amount of 0.29 gross euros per share, which was paid on October 10, 2024.
Additionally, BBVA announced on January 30, 2025 by means of an inside information notice (información privilegiada) it is expected to be submitted to the relevant governing bodies for their consideration a cash gross distribution in the amount of €0.41 per share, to be paid presumably on April as final dividend of 2024 and the execution of a Share Buyback Program of BBVA for an amount of €993m, subject to the corresponding regulatory authorizations and the communication with the program specific terms and conditions before its effective start. Thus, the total distribution for the year 2024 will reach €5,027m, a 50% of the net attributable profit, of which €0.70 gross per share will be distributed in cash, taking into account the payment in cash of €0.29 gross per share paid in October 2024 as interim dividend of the year.
As of December 31, 2024, BBVA’s share capital amounted to €2,824,009,877.85 divided into 5,763,285,465 shares.

SHAREHOLDER STRUCTURE (31-12-24)
	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	307,402	43.0	56,461,642	1.0
501 to 5,000	318,708	44.6	565,418,920	9.8
5,001 to 10,000	47,392	6.6	332,153,648	5.8
10,001 to 50,000	36,641	5.1	700,292,145	12.2
50,001 to 100,000	2,541	0.4	173,186,182	3.0
100,001 to 500,000	1,137	0.2	201,401,057	3.5
More than 500,001	248	0.03	3,734,371,871	64.8
Total	714,069	100	5,763,285,465	100
Note: in the case of shares kept by investors through a custodian placed outside Spain, only the custodian will be considered as a shareholder, which is who appears registered in the accounting record of book entries, so the number of shareholders stated does not consider those indirect holders.
On July 5, 2024, BBVA held an Extraordinary General Shareholders' Meeting. Among the agreements adopted by the said meeting was approval of an increase in the share capital of BBVA, S.A. up to a maximum nominal amount of 551906524.05 , by issuing and putting into circulation of up to 1,126,339,845 ordinary shares with a par value of €0.49 each of them, for the purpose of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. launched by BBVA.
9 The subordination requirement in RWA is 13.50%.
10 The subordination requirement in Leverage ratio is 5.78%.
11 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of September 30, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

19
Ratings
During 2024, BBVA’s rating has continued to demonstrate its strength and all agencies have maintained their rating in the A category. In March, Moody´s changed its long-term outlook on the senior preferred debt from stable to positive maintaining its rating in A3, and DBRS communicated the result of its annual revision of BBVA confirming the rating in A (high) with a stable outlook, S&P reviewed BBVA´s rating and outlook unchanged in June (A, stable), and for its part, Fitch maintained without changes BBVA´s rating and outlook (A-, stable) in September. The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS
Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody's	A3	P-2	Positive
Standard & Poor's	A	A-1	Stable
(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

20
Risk management
Credit risk
The evolution of the macroeconomic environment during 2024 has been uneven in the regions where the Group is present. In Spain, growth forecasts for 2024 have been revised upwards during 2024, the annual inflation has been more moderated than forecasted and is estimated to be at lower levels in 2025, the household solvency and liquidity levels remains at loose levels, whereas in Mexico, less dynamism in activity is observed in the last quarters, but unchanged in growth perspectives compared to the previous forecasts. Signs of economic normalization are observed in Turkey, and the asset quality indicators for the system remain at limited levels. Finally, South America continues moving towards macroeconomic normalization, with inflation gradually approaching the established goals and growth converging towards its potential levels.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the current global environment. Additionally, the Group may complement the expected losses either by considering additional risk drivers, or by incorporating sectorial particularities or those that may affect a set of operations or borrowers, following a formal internal process established for the purpose.
BBVA Group's credit risk indicators
The evolution of the Group’s main credit risk indicators is summarized below:
–Credit risk increased by 5.8% in the fourth quarter of the year (+3.6% at constant exchange rates), with generalized growth in all geographical areas, highlighting the variation of Turkey, Mexico and Rest of Business. During the year, this growth was placed at 8.8% (11.7% at constant exchange rates), with origin mainly in Turkey and Rest of business.
–Non-performing loans decreased by 3.2% at the Group level in the last quarter of 2024 (-4.6% at constant exchange rates), helped by and a reduction in the balance in all geographical areas except for Mexico, although lower than the growth of the previous quarter. In general, this decrease was supported by high recoveries, higher volume of write-offs, portfolio sales and inflows in line with or lower than in the previous quarter, except in Turkey, which continues to be affected by the high interest rate environment. During the year, the reduction in non-performing loans stood at -3.0% (-0.4% at constant exchange rates), with a fall in Spain and Rest of Businesses, which offset the growth in other areas.
–The NPL ratio stood at 3.0% in December 31, 2024, 28 basis points lower than the previous quarter, with generalized decreases in all geographical areas during the quarter and with an improvement of 37 basis points compared to the end of 2023.
–The NPL coverage ratio ended the quarter at 80%, an increase of 548 basis points compared to the previous quarter, and of 338 basis points compared to the end of 2023, with generalized increases in the quarter in all geographical areas supported by the reduction in non-performing loans.
–The cumulative cost of risk as of December 31, 2024 stood at 1.43%, remaining practically stable compared to the previous quarter, and in line with the expectations. By business areas, Mexico showed an improvement on this indicator, Spain and South America remain at levels of the previous quarter, and Rest of Business and Turkey presented improvements. Compared to the end of 2023, this ratio increased by 28 basis points, as a result of the evolution on the retail portfolios in Mexico, Turkey and South America, growth in line with Group´s profitable growth strategy.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

21

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)
	31-12-24	30-09-24	30-06-24	31-03-24	31-12-23
Credit risk	488,302	461,408	469,687	462,457	448,840
Stage 1	439,209	407,658	414,956	405,765	392,528
Stage 2 ⁽²⁾	34,254	38,423	39,298	40,975	41,006
Stage 3 (non-performing loans)	14,839	15,327	15,434	15,716	15,305
Provisions	11,905	11,457	11,560	11,943	11,762
Stage 1	2,434	2,083	2,162	2,198	2,142
Stage 2	1,902	1,824	1,911	2,130	2,170
Stage 3 (non-performing loans)	7,569	7,550	7,486	7,615	7,450
NPL ratio (%)	3.0	3.3	3.3	3.4	3.4
NPL coverage ratio (%) ⁽[3]⁾	80	75	75	76	77
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain short-term portfolio operations, as well as those meeting the expanded definition of the low credit risk exception, were excluded from transfer based on quantitative criteria. These changes have led to a significant reduction in the Stage 2 balance at the Group level during the last quarter of the year, with the impact of these measures primarily concentrated in BBVA, S.A.
⁽3⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have also stood at 80% as of December 31, 2024.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)
	4Q24 ⁽¹⁾	3Q24	2Q24	1Q24	4Q23
Beginning balance	15,327	15,434	15,716	15,305	14,864
Entries	3,108	3,036	2,927	3,184	3,038
Recoveries	(2,582)	(1,730)	(1,500)	(1,530)	(1,373)
Net variation	526	1,307	1,427	1,655	1,665
Write-offs	(1,178)	(953)	(1,212)	(1,216)	(983)
Exchange rate differences and other	165	(460)	(498)	(27)	(241)
Period-end balance	14,839	15,327	15,434	15,716	15,305
Memorandum item:
Non-performing loans	14,211	14,590	14,672	14,938	14,444
Non performing guarantees given	628	737	761	778	862
⁽¹⁾ Preliminary data.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

22
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA promotes the financing of the recurring growth of the banking business at suitable maturities and costs using a wide range of funding sources. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of insurance in each geographical area being close to 55% in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €130.6 billion, of which 97% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during 2024 and stood at 134% as of December 31, 2024. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 156% in BBVA, S.A., 146% in Mexico and 141% in Turkey). Without considering this restriction, the Group's LCR ratio was 162%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 127% as of December 31, 2024.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-12-24)
	BBVA, S.A.	Mexico	Turkey	South America
LCR	156%	146%	141%	All countries >100
NSFR	119%	131%	149%	All countries >100
In addition to the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, having repaid the entire TLTRO III program, maintaining at all times the regulatory liquidity metrics well above the set minimums. During 2024, commercial activity showed a strong dynamism, experiencing growth in lending, higher than growth in customer deposits.
–BBVA Mexico shows a solid liquidity situation, even though the credit gap increased in 2024 as a result of the strong dynamism of credit and a contained growth in fund gathering as a result of management efforts to contain the cost of funds. However, the last quarter of the year saw a recovery in the growth of customer funds due to the usual seasonal nature of the end of the year.
–In Turkey, in 2024, the lending gap in local currency grew, with loan growth outpacing deposits. Regarding the credit gap in foreign currency, an increase was also recorded in 2024, mainly originated by an increase in loans and the decrease on deposits. The liquidity buffer has been reduced, mainly due to the reserve requirement and the mentioned increase in credit gap. On the other hand, the Central Bank of Turkey has continued updating the measures to continue with the dedollarization process of the economy and control the inflation.
–In South America, the liquidity situation remains adequate throughout the region. In BBVA Argentina, the growth of excess liquidity in Argentine pesos slowed, thanks to the increase in loans in the quarter above the deposits. In BBVA Colombia, the credit gap decreased throughout the year with a growth in deposits much higher than loans. BBVA Peru has shown a decrease in lending gap in 2024 with a growth in deposits higher than loans in both in local currency and in U.S. dollars.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

23
The main wholesale financing transactions carried out by the BBVA Group during 2024 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior preferred	Jan-24	1,250	EUR	3.875%	—	Jan-34
	Tier 2	Feb-24	1,250	EUR	4.875%	Nov-30 to Feb-31	Feb-36
	Senior preferred	Mar-24	1,000	USD	5.381%	—	Mar-29
	Senior non-preferred	Mar-24	1,000	USD	6.033%	Mar-34	Mar-35
	Senior preferred (green bond)	Mar-24	1,000	EUR	3.500%	—	Mar-31
	Senior preferred	Jun-24	1,000	EUR	3 month Euribor rate + 45 basis points	—	Jun-27
	Senior preferred	Jun-24	750	EUR	3.625%	—	Jun-30
	AT1 (CoCo)	Jun-24	750	EUR	6.875%	Dec-30 to Jun-31	Perpetual
	Tier 2	Aug-24	1,000	EUR	4.375%	May-31 to Aug-31	Aug-36
Additionally, BBVA, S.A. redeemed two capital issuances in the first half of 2024: in February 2024, a Tier 2 issuance in February 2019, for an amount of €750m and, in March 2024, an AT1 issued in 2019 on its first date of optional redemption, for an amount of €1 billion. In addition, in December, the redemption of a Tier 2 issue of subordinated bonds issued in January 2020 in the amount of €1 billion, effectively realized in January 2025, was announced. During January 14, 2025 BBVA, S.A. issued an AT1 for an amount of USD 1 billion, with an early redemption option after seven years and on the 28th announced its irrevocable decision to redeem in whole an AT1 issued in 2019 worth USD 1 billion the next March 5, 2025.
BBVA Mexico issued in January 2024, Tier 2 bonds for USD 900m with a maturity of 15 years and an early repayment option in 10 years with a coupon of 8.125%. Additionally, on April 10 2024, BBVA Mexico issued bank stock certificates for 15 billion Mexican pesos in two tranches. In addition, in September 2024, BBVA Mexico carried out a debt issue of USD 600m on international market for a term of five years and a fixed rate of 5.25%. Lastly, in October 2024, BBVA Mexico issued local bonds for 15.98 billion Mexican pesos in three tranches, one of them for USD 200m. The high participation and diversification achieved reaffirmed the confidence and interest of investors in BBVA Mexico.
In Turkey, Garanti BBVA issued two Tier 2 subordinated instruments in 2024, the first in February for USD 500m, with a coupon of 8.375% and a ten-year term, with an early redemption option in five years, and the second one in December for a total amount of USD 750m and a coupon of 8.125%, with a ten-year maturity and a repurchase option after five years. Simultaneous to the latter issue, a 5-day repurchase offer on a Tier 2 subordinated bond maturing in 2027 (USD 750m) was issued to the holders of the USD 134m bond and in December, announced the full redemption of a Tier 2 for 750m Turkish lira, to execute in February. Additionally, in June 2024, Garanti BBVA renewed the total syndicated loan based on environmental, social and governance (ESG) criteria, which consists of two separate tranches of USD 241m (SOFR+2.50%) and €179m (Euribor+2.25%), respectively. Finally, in December of the same year, Garanti BBVA announced the signing of a syndicated loan worth USD 244m (SOFR +1.75%) and €162.4m (Euribor +1.5%), with maturity at 367 days.
For its part, BBVA Peru issued in March 2024 a subordinated Tier 2 bond on the international market for USD 300m, with a 6.20% coupon, a 10.25-year maturity and an early redemption option in the fifth year. In parallel with this issue, a repurchase offer was also made on a USD 300 million Tier 2 subordinated bond with maturity in September 2029 for a participation of USD 163 million; the remaining USD 137 million were redeemed by executing the associated call option in September. In December signed the contract with the Inter-American Development Bank (hereinafter IDB) and the Development Finance Corporation (COFIDE) for the first tranche of a USD 100m social bond for a term of 5 years at SOFR+1.35%.
BBVA Colombia, together with the International Finance Corporation (IFC) and the IDB, issued in the second half of the year a three-tranche green biodiversity bond for an amount of USD 70m and a term of three years. Also on the subject of biodiversity, it received a loan from CAF in the amount of USD 50 million for a term of 5 years. Lastly, in November the first tranche of a USD 50 million subordinated bond (Tier 2) with the IDB was paid out.
BBVA Argentina issued in September, in the local market, 24.5 billion Argentine pesos (equivalent to about €23m) in senior debt a variable rate of Badlar+5%. With this issuance BBVA Argentina reopens the debt market in which it has not participated since 2019. Additionally, in December, two senior debt issues were made, one for an amount of 15,088m Argentine pesos (equivalent to about €14m) at a MET rate of 2.75% and the other for an amount of 37,707m Argentine pesos (equivalent to €35m) at a TAMAR rate of +2.74%.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

24
In conclusion, 2024 has become one of the most active years in wholesale funding issuance in the history of BBVA, S.A., with about €8.9 billion funded in nine tranches. If we also consider the issuance activity of BBVA Mexico, BBVA Turkey, BBVA Peru and BBVA Colombia, this access to international markets increases by USD 3.47 billion, which shows the strength of the Group´s access to wholesale markets from its main issuance units.
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios and the net attributable profit variability to currency fluctuations.
The performance of the Group's main currencies during 2024 has been uneven. Due to its relevance for the Group, it should be noted the evolution of the Mexican peso, which has depreciated 13.1% against the euro with emphasis after the June 2024 presidential elections. Turkish lira also experienced a relevant depreciation (-11.1%), although is much less than the cost of hedging the currency. For its part, the US dollar appreciated 6.4% in the year, with a revaluation in the last quarter of 7.8% mainly due to the United States elections.
Peruvian sol also appreciated by 5.2%. On the other hand, the Colombian and Argentinean peso depreciated 7.8% and 16.8% respectively, against the euro.

EXCHANGE RATES
	Year-end exchange rates			Average exchange rates
	Currency/Euro	∆ % of the currency against	∆ % of the currency against	Currency/Euro	∆ % of the currency against
	31-12-24	31-12-23	30-09-24	2024	2023
U.S. dollar	1.0389	6.4	7.8	1.0822	(0.1)
Mexican peso	21.5504	(13.1)	2.0	19.8220	(3.2)
Turkish lira ⁽¹⁾	36.7372	(11.1)	4.2	—	—
Peruvian sol	3.9027	5.2	6.3	4.0546	(0.3)
Argentine peso ⁽¹⁾	1,072.66	(16.8)	1.3	—	—
Chilean peso	1,035.22	(5.6)	(3.1)	1,020.53	(11.0)
Colombian peso	4,580.67	(7.8)	1.8	4,405.47	6.2
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
In relation to the hedging of the capital ratios, BBVA aims to cover in aggregate, 70% of its subsidiaries' capital excess. The sensitivity of the Group's CET1 fully loaded ratio to 10% depreciations in major currencies is estimated at: +20 basis points for the U.S. dollar, -9 basis points for the Mexican peso and -4 basis points for the Turkish lira12. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the incomes related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are specially relevant. These assumptions are reviewed and adapted at least once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to maintain a limited risk profile in line with the target set in the environment of the change of cycle to lower interest rates, with positive sensitivity to interest rate rises in net interest income.
During 2024, the actual and expected evolution of inflation, as well as the response of central banks to it, as well as the geopolitical events, have been the focus of attention of the market. In this sense, expectations regarding the number of rate cuts and the speed of these have been changing throughout the year, with some episodes of volatility.
Thus, while the ECB began its reduction cycle in June and continued in its September, October and December meetings, the FED did so in September with an initial cut of 50 basis points, followed by an additional cut of 25 basis points in its November meeting. For the year as a whole, the rate yield curve experimented a slope increase, in general with declines in the short end of the yield curve and increases in the longer ones. For their part, peripheral rate curve spreads remain well supported narrowing during the year. The steepening observed in the U.S. and European curves also spread to Mexico and to a great part of South America. Turkey, for its part,
12 This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 basis points per quarter for Mexican peso and 2 basis points per quarter for Turkish lira.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

25
experienced an increase in rates in the year, both real and nominal. However, the Group's fixed income portfolios performed heterogeneously during the year, highlighting the increase in Spain's valuation while Turkey's fell. By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, the exposure of the net interest income to movements in interest rates remains limited.
The benchmark interest rate in the euro area stood at 3.15% at the end of December 2024, the rate on the deposit facility at 3.00% and the rate on the marginal lending facility at 3.40%. In addition, as announced in March, in September the ECB reduced the spread between the benchmark interest rate and the deposit facility rate by 15 basis points. As for reinvestments under the Pandemic Emergency Purchase Programme (PEPP), they were completely interrupted at the end of 2024.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 10.00% at the end of 2024, 125 basis points below the end of 2023.
–In Turkey, the sensitivity of deposits is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). The sensitivity of the net interest income remains limited thanks to the different efforts carried out by the Bank. In 2023, the Central Bank of the Turkish Republic (CBRT) implemented successive increases in monetary policy rates, increasing the interest rates to 43,50% at the end of December of that year . Subsequently, after keeping the benchmark interest rates at 50% until November 2024, they were reduced to 47.50% at the end of December 2024. It is expected that the CBRT will continue to reduce the policy rates, which would be positive for the customer spread in 2025.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark rates, in Peru it stood at 5.00% as of December 2024, 175 basis points below its 2023 closing level while in Colombia, the central bank carried out three consecutive interest rate cuts, placing the benchmark interest rate at 9.50%, accumulating a cut of 350 basis points in 2024. In Argentina, the central bank maintains the benchmark interest rate at 32%, which is a decrease of 68 basis points compared to the end of December 2023.

INTEREST RATES (PERCENTAGE)
	31-12-24	30-09-24	30-06-24	31-03-24	31-12-23	30-09-23	30-06-23	31-03-23
Official ECB rate (1)	3.15	3.65	4.25	4.50	4.50	4.50	4.00	3.50
Euribor 3 months (2)	2.83	3.43	3.73	3.92	3.94	3.88	3.54	2.91
Euribor 1 year (2)	2.44	2.94	3.65	3.72	3.68	4.15	4.01	3.65
USA Federal rates	4.50	5.00	5.50	5.50	5.50	5.50	5.25	5.00
TIIE (Mexico)	10.00	10.50	11.00	11.00	11.25	11.25	11.25	11.25
CBRT (Turkey)	47.50	50.00	50.00	50.00	42.50	30.00	15.00	8.50
(1) As announced on 13 March 2024, certain changes to the operational framework for implementing monetary policy will take effect from 18 September 2024. In particular, the spread between the rate on the main refinancing operations and the deposit facility rate was reduced to 15 basis points. The spread between the interest rate on the marginal lending facility and the rate on the main refinancing operations will remain unchanged at 25 basis points.

(2) Calculated as the month average.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

26
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group at the end of 2024 is the same as the one presented at the end of 2023.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.
The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function for the Group; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not capture the application of the hyperinflation accounting nor the wholesale business of the Group in Venezuela.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In regards to the information on the business areas and on the supplementary pro-forma information about CIB, in the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the business areas (where they are currently charged), so, in order to make those year-on-year comparisons homogeneous, the figures for year 2023 have been revised, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.
Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

27

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
2024
Net interest income	25,267	6,435	11,556	1,492	5,589	741	25,813	(546)
Gross income	35,481	9,490	15,337	4,212	5,405	1,458	35,902	(421)
Operating income	21,288	6,140	10,689	2,101	2,838	715	22,485	(1,197)
Profit (loss) before tax	15,405	5,309	7,522	1,741	1,342	634	16,547	(1,142)
Net attributable profit (loss)	10,054	3,784	5,447	611	635	500	10,978	(924)
2023 ⁽¹⁾
Net interest income	23,089	5,620	11,054	1,869	4,394	539	23,476	(386)
Gross income	29,542	7,888	14,267	2,981	4,331	1,103	30,571	(1,029)
Operating income	17,233	4,693	9,853	1,579	2,381	517	19,022	(1,789)
Profit (loss) before tax	12,419	3,897	7,329	1,324	1,189	489	14,228	(1,809)
Net attributable profit (loss)	8,019	2,720	5,319	527	601	396	9,564	(1,544)
⁽¹⁾ Revised balances.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center	Deletions
31-12-24
Loans and advances to customers	412,477	179,667	88,725	48,299	46,846	50,392	413,930	297	(1,750)
Deposits from customers	447,646	228,471	84,949	58,095	50,738	27,432	449,685	961	(3,000)
Off-balance sheet funds	192,606	108,695	57,253	18,076	7,936	645	192,605	1	—
Total assets/liabilities and equity	772,402	417,752	168,470	82,782	73,997	66,534	809,536	25,802	(62,936)
RWAs	394,468	122,627	92,925	64,821	56,489	44,407	381,269	13,199	—
31-12-23
Loans and advances to customers	377,643	173,169	88,112	37,416	41,213	39,322	379,231	230	(1,819)
Deposits from customers	413,487	217,235	92,564	50,651	42,567	13,056	416,073	181	(2,768)
Off-balance sheet funds	164,367	97,253	53,254	7,768	5,525	566	164,366	1	—
Total assets/liabilities and equity	775,558	457,573	173,489	68,329	64,779	64,274	828,445	23,074	(75,961)
RWAs	363,915	121,779	91,865	54,506	49,117	36,410	353,678	10,237	—

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

28
At December 31, 2024, the number of Group's employees stood at 125,916, an increase of 3.6% compared to the previous year, as a result mainly of the hiring of technological profiles in all geographical areas.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

29
Spain
Highlights
•Growth in both lending and customer funds during the year
•Relevant efficiency improvement in 2024, supported by the gross margin performance
•Improvement in NPL and NPL coverage ratios both in the quarter and in the year
•Outstanding results

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

30

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2024	∆ %	2023 ⁽¹⁾
Net interest income	6,435	14.5	5,620
Net fees and commissions	2,329	7.7	2,164
Net trading income	675	64.9	409
Other operating income and expenses	50	n.s.	(305)
Of which: Insurance activities	379	5.4	360
Gross income	9,490	20.3	7,888
Operating expenses	(3,349)	4.8	(3,195)
Personnel expenses	(1,800)	2.3	(1,759)
Other administrative expenses	(1,183)	12.4	(1,053)
Depreciation	(366)	(4.4)	(383)
Operating income	6,140	30.8	4,693
Impairment on financial assets not measured at fair value through profit or loss	(682)	4.8	(651)
Provisions or reversal of provisions and other results	(150)	3.2	(145)
Profit (loss) before tax	5,309	36.2	3,897
Income tax	(1,522)	29.5	(1,175)
Profit (loss) for the period	3,787	39.1	2,722
Non-controlling interests	(3)	31.7	(2)
Net attributable profit (loss)	3,784	39.1	2,720
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-24	∆ %	31-12-23
Cash, cash balances at central banks and other demand deposits	12,734	(71.5)	44,653
Financial assets designated at fair value	115,735	(20.8)	146,136
Of which: Loans and advances	36,753	(47.7)	70,265
Financial assets at amortized cost	237,279	9.7	216,334
Of which: Loans and advances to customers	179,667	3.8	173,169
Inter-area positions	44,433	3.6	42,869
Tangible assets	2,781	(3.6)	2,884
Other assets	4,791	2.0	4,697
Total assets/liabilities and equity	417,752	(8.7)	457,573
Financial liabilities held for trading and designated at fair value through profit or loss	75,279	(32.6)	111,701
Deposits from central banks and credit institutions	31,819	(27.2)	43,694
Deposits from customers	228,471	5.2	217,235
Debt certificates	47,424	(7.9)	51,472
Inter-area positions	—	—	—
Other liabilities	19,439	4.6	18,579
Regulatory capital allocated	15,320	2.9	14,892

Relevant business indicators	31-12-24	∆ %	31-12-23
Performing loans and advances to customers under management ⁽²⁾	176,720	4.1	169,712
Non-performing loans	7,700	(6.0)	8,189
Customer deposits under management ⁽²⁾	220,907	2.3	216,005
Off-balance sheet funds ⁽³⁾	108,695	11.8	97,253
Risk-weighted assets	122,627	0.7	121,779
Efficiency ratio (%)	35.3		40.5
NPL ratio (%)	3.7		4.1
NPL coverage ratio (%)	59		55
Cost of risk (%)	0.38		0.37
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

31
Macro and industry trends
Economic activity showed dynamism throughout 2024, largely due to services exports, fiscal policy, private consumption and the increase in the labor force caused by factors such as higher migratory flows. In this context, recent data suggest, according to BBVA Research, that GDP growth has been around 3.1% in 2024, slightly higher than the previous forecast (2.9%). On the other hand, a less favorable external environment, a gradual fiscal consolidation, a possible smoothing of services exports after strong increases in previous years and the economic impact (limited for the country as a whole, but negative) of the recent Isolated High-Level Depression (DANA for its acronym in Spanish) in the Valencia region point to a moderation of growth to around 2.3% in 2025 (10 basis points lower than previously forecast). Annual inflation, which closed 2024 at around 2.8%, is likely to remain slightly below 2.0% in 2025.
Regarding the banking system, with data at the end of November 2024, the volume of credit to the private sector grew by 0.3% year-on-year, with greater growth in the loan portfolio to households (+0.9%, with the mortgage portfolio increasing +0.1% year-on-year at the end of November 2024 compared to the decrease of 3.3% at the end of 2023) than in the loan portfolio to non-financial corporations (+0.2%). It is important to note that since 2009, with the exception of the growth registered in 2020 thanks to COVID support measures, there has been no loan growth in the system. Customer deposits increased by 10.4% year-on-year in November 2024, due to a 7.3% rise in demand deposits and a 31.1% increase in time deposits. The NPL ratio stood at 3.38% in November 2024, 19 basis points lower than in October of the previous year. It should also be noted that the system maintains comfortable levels of solvency and liquidity.
Activity
The most relevant aspects related to the area's activity during 2024 were:
–Loan balances increased by 4.1%, boosted by the dynamism of wholesale portfolios, where the corporate banking and CIB segments grew 7.0% and medium-sized companies 6.3%. Among retail portfolios, the evolution of consumer loans (including credit cards) which stood at 6.8% and of mortgages which was 1.6%, were noteworthy.
–Total customer funds grew by 5.2% during 2024. The performance of off-balance sheet funds (mutual and pension funds and managed portfolios) was notable, increasing by 11.8%, driven by inflows during the year and a very positive market effect. On the other hand, customer deposits registered an increase of 2.3% during 2024, with an increase in the balances of retail banking and institutional customers.
The most relevant aspects related to the area's activity during the fourth quarter of 2024 were:
–Lending activity showed a growth of 2.3%, compared to the previous quarter, with a generalized favorable performance in almost all segments, especially strong in the corporate banking and CIB segment (+4.5%). For its part, lending to medium-sized companies and smaller business increased by 2.4% and 1.1%, respectively.
–Regarding credit quality, the NPL ratio decreased by 19 basis points compared to the end of the previous quarter, and stood at 3.7% due to continued high levels of recoveries together with higher volumes of write-offs and portfolio sales. Inflows remained in line with the third quarter, which were lower than in the first half. The coverage ratio increased 344 basis points to 59% at the end of December 2024, due both to the decline in NPLs and the increase in the loan loss provisions.
–Total customer funds were 1.4% higher than the balances at the end of September 2024, with a more relevant increase in the off-balance sheet funds, which grew by 2.7% favored by inflows and a market effect which was again very favorable in the quarter. On-balance sheet deposits also grew slightly in the quarter (+0.8%).
Results
Spain generated a net attributable profit of €3,784m in 2024, which is 39.1% above the result achieved in 2023. This result is driven by the favorable evolution of the recurring revenues from the banking business, particularly net interest income, although the other components of gross income contributed to a growth of more than 20.3% in this line of the area's income statement.
The most relevant aspects of the year-on-year changes in the area's income statement at the end of December 2024 were:
–Net interest income grew by 14.5%, mainly supported by the increase in customer spread, as a result of higher benchmark interest rates over 2023, which continue to be favorable despite the downward revisions made by the ECB during 2024. This, linked to the growth in activity volumes during the year, largely offset the increase in lending costs.
–Fees and Commissions grew by 7.7% in the year. The contribution of fees from asset management, insurance and securities was especially relevant, as was the fee income from wholesale customers, which had a good performance in the year.
–Growth in the NTI contribution (+64.9%), mainly as a result of the performance of Global Markets.
–The year-on-year evolution of the aggregate other income and operating expenses was positive, mainly due to the absence of contribution to the FUR during 2024 and a significantly lower contribution to the Deposit Guarantee Fund compared to the one registered in 2023 after reaching the minimum coverage level established by the European regulations for covered deposits. This line also includes the annual temporary tax on credit institutions and financial credit institutions for year 2024 of €285m, which is €70m higher than in the same period of the previous year. The contribution from insurance business was higher.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

32
–Operating expenses increased by 4.8%, mainly as a result of the inflation impact on general expenses, and to a lesser extent, the increase in personnel expenses, which includes the wage improvements contained in the XXV banking collective bargaining agreement13. This growth was notably lower than that experienced by the gross income (+20.3%), which allowed an improvement of the efficiency ratio of 521 basis points in the year.
–Impairment on financial assets increased by 4.8%, in line with expectations, mainly due to higher requirements in wholesale after a very positive result in 2023. The cumulative cost of risk at the end of December 2024 stood at 0.38%, in line with the previous quarter and with the end of the previous year.
In the fourth quarter of 2024, Spain generated a net attributable profit of €918m, which represents a decrease of 14.6% compared to the previous quarter. This evolution is mainly explained by the lower contribution of NTI linked to the evolution in Global Markets and the growth in operating expenses, which include the update of the variable retribution to employees, in line with the area's performance in 2024, and higher expenses, mainly in technology.
13 According to the resolution of December, 20 2024 of the Directorate General of Labor and applicable to the period from January, 1 2024 to December, 31 2026.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

33
Mexico
Highlights
•The strong momentum in lending activity continues
•Outstanding development of gross income and good performance of the efficiency in the year
•Risk indicators finish the year in line with expectations
•Quarterly attributable profit remains at high levels and in cumulative terms above 2023
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2024	∆ %	∆ % ⁽²⁾	2023 ⁽¹⁾
Net interest income	11,556	4.5	8.0	11,054
Net fees and commissions	2,443	9.7	13.4	2,226
Net trading income	767	34.0	38.5	572
Other operating income and expenses	571	37.4	42.0	415
Gross income	15,337	7.5	11.1	14,267
Operating expenses	(4,648)	5.3	8.8	(4,415)
Personnel expenses	(2,264)	7.8	11.4	(2,100)
Other administrative expenses	(1,906)	3.3	6.7	(1,846)
Depreciation	(477)	1.8	5.2	(469)
Operating income	10,689	8.5	12.1	9,853
Impairment on financial assets not measured at fair value through profit or loss	(3,098)	24.0	28.1	(2,499)
Provisions or reversal of provisions and other results	(69)	175.0	184.1	(25)
Profit (loss) before tax	7,522	2.6	6.0	7,329
Income tax	(2,074)	3.2	6.6	(2,009)
Profit (loss) for the period	5,448	2.4	5.8	5,320
Non-controlling interests	(1)	2.0	5.3	(1)
Net attributable profit (loss)	5,447	2.4	5.8	5,319
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	12,564	24.5	43.3	10,089
Financial assets designated at fair value	54,547	(9.7)	4.0	60,379
Of which: Loans and advances	2,088	(59.7)	(53.6)	5,180
Financial assets at amortized cost	94,595	(1.8)	13.0	96,342
Of which: Loans and advances to customers	88,725	0.7	15.9	88,112
Tangible assets	2,038	(14.6)	(1.7)	2,387
Other assets	4,726	10.1	26.7	4,293
Total assets/liabilities and equity	168,470	(2.9)	11.8	173,489
Financial liabilities held for trading and designated at fair value through profit or loss	30,885	8.4	24.8	28,492
Deposits from central banks and credit institutions	9,149	4.7	20.5	8,739
Deposits from customers	84,949	(8.2)	5.6	92,564
Debt certificates	10,717	10.3	26.9	9,719
Other liabilities	21,043	(7.5)	6.4	22,756
Regulatory capital allocated	11,727	4.5	20.3	11,218

Relevant business indicators	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	89,044	0.4	15.6	88,688
Non-performing loans	2,517	1.8	17.2	2,472
Customer deposits under management ⁽³⁾	83,962	(7.7)	6.3	90,926
Off-balance sheet funds ⁽⁴⁾	57,253	7.5	23.7	53,254
Risk-weighted assets	92,925	1.2	16.4	91,865
Efficiency ratio (%)	30.3			30.9
NPL ratio (%)	2.7			2.6
NPL coverage ratio (%)	121			123
Cost of risk (%)	3.39			2.96
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

35
Macro and industry trends
GDP growth decelerated in 2024 and will remain relatively limited in 2025, in a context marked by uncertainty around the impact of the recently approved constitutional reforms and the policies of the new United States Administration, as well as by an expected process of fiscal consolidation after the increase in the public deficit in 2024. In particular, BBVA Research forecasts that GDP growth will reach 1.2% in 2024 and 1.0% in 2025, unchanged from previous forecasts. Annual inflation reached 4.5% at the end of 2024 and is expected to moderate to between 3.0% and 4.0% in 2025. In this context, policy rates, which were cut to 10.0% in December, are expected to decline further, converging to around 8.0% by the end of 2025.
Regarding the banking system, with data at the end of November 2024, the volume of credit to the non-financial private sector increased by 13.2% year-on-year, with growth in all the main portfolios: consumer credit (+18.0%), credit for home purchases (+7.6%) and credit to companies (+13.4%). Growth in total deposits (demand and time deposits) remained slightly below the growth in lending (+10.5% year-on-year in November), with greater dynamism in time deposits (+13.8%) than in demand deposits (+8.7%). The system's NPL ratio improved slightly to 2.26% in November 2024 and capital indicators are healthy.
Unless expressly stated otherwise, all the comments below on rates of variation, for both activity and results, will be given at constant exchange rate. These rates, together with variations at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity14 in 2024 were:
–Lending activity (performing loans under management) showed a very strong growth, which stood at 15.6% between January and the end of December 2024, with a more dynamic performance of the wholesale portfolio, which grew by 18.1%. Within this portfolio, which includes companies and public administrations, the evolution of the corporate banking segment was outstanding. In the retail portfolio, which grew at a rate of 13.8%, consumer loans increased by 17.0%, mortgages by 9.2%, credit cards by 13.7% and loans to SMEs by 19.8%.
–Customer funds under management increased 12.7% in 2024, with growths of 6.3% in customer deposits and 23.7% in off-balance sheet funds thanks to the sales boost.
The most relevant aspects related to the area's activity in the fourth quarter of 2024 were:
–Lending activity (performing loans under management) grew by 5.7% in the fourth quarter of 2024, with similar dynamics to those mentioned in the annual evolution of 2024: greater dynamism of the wholesale portfolio, which grew more than the retail portfolio of (+8.7 versus +3.3%).
–With regard to the asset quality indicators, the NPL ratio stood at 2.7% at the end of December 2024, which represents an increase of 5 basis points compared to the previous quarter, mainly due to the performance of the portfolio and the reduction of non-performing balances in the wholesale portfolio. On the other hand, the NPL coverage ratio was 121% at the end of December 2024, stable compared to the previous quarter.
–Customer deposits under management were 3.9%,higher than at the end of September 2024 due to the evolution of demand deposits, the lowest cost deposits for BBVA Mexico, which grew 6.7% in the quarter, helped by the seasonal increase at the end of the year.
Results
BBVA Mexico achieved a cumulative net attributable profit of €5,447m at the end of December 2024, representing a growth of 5.8% compared to the end of the previous year, mainly due to the evolution of the recurring income from the banking business and with all lines that contribute to the gross income showing high dynamism.
The most relevant aspects of the year-on-year changes in the income statement as of the end of December 2024 are summarized below:
–Net interest income increased by 8.0%, as a result of the growth in lending activity and the profitability of the securities portfolio.
–Net fees and commissions continued to grow at double digit (+13.4%), favored by higher transaction volumes and driven by almost all types of fees, particularly those associated with credit cards, mutual fund management and wholesale activity.
–The contribution from NTI increased (+38.5%) mainly as a result of the performance of Global Markets and the foreign exchange trading.
–Other operating income and expenses grew by 42.0%, driven by the favorable evolution of the insurance business which benefited from cross-selling due to a higher volume of lending activity and partially offset by an increase in the contribution to the DGF.
–Operating expenses grew (+8.8%), mainly due to higher personnel expenses associated with the increase in the headcount over the course of 2023, and, to a lesser extent, the increase of general expenses, where investments in technology stand out.
14 Breakdown of activity data by portfolio based on local accounting criteria.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

36
–Loan-loss provisions increased (+28.1%), affected by the higher provisioning needs in the retail portfolio, mainly in consumer and credit cards, due to the growth of these profitable segments and the worsening of the macroeconomic scenario compared to the one initially forecast at the beginning of 2024. For its part, the cumulative cost of risk at the end of December 2024 stood at 3.39%, which represents a decrease of 4 basis points compared to the one registered at the end of September and in line with expectations for the year as a whole.
In the quarter, and excluding the effect of exchange rate fluctuations, BBVA Mexico generated a net attributable profit of €1,368m, -3.0% less than in the previous quarter, mainly due to higher operating expenses, principally associated with the increase in variable remuneration to the employees, in line with the area's better annual performance and higher general expenses associated with the growth in business.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

37
Turkey
Highlights
•Growth in lending activity and customer funds
•Lower year-on-year impact from hyperinflation
•Turkish lira spread improves in the last quarter
•Year-on-year growth in attributable profit

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2024	∆ %	∆ % ⁽²⁾	2023 ⁽¹⁾
Net interest income	1,492	(20.2)	(10.4)	1,869
Net fees and commissions	2,111	111.5	135.1	998
Net trading income	1,145	22.1	34.5	937
Other operating income and expenses	(535)	(35.1)	(44.8)	(824)
Gross income	4,212	41.3	72.4	2,981
Operating expenses	(2,111)	50.6	67.8	(1,402)
Personnel expenses	(1,232)	58.9	78.0	(775)
Other administrative expenses	(663)	39.0	55.6	(477)
Depreciation	(216)	44.3	55.0	(150)
Operating income	2,101	33.1	77.2	1,579
Impairment on financial assets not measured at fair value through profit or loss	(526)	n.s.	n.s.	(118)
Provisions or reversal of provisions and other results	165	n.s.	n.s.	(137)
Profit (loss) before tax	1,741	31.5	83.3	1,324
Income tax	(1,014)	44.4	68.6	(702)
Profit (loss) for the period	727	16.9	108.6	622
Non-controlling interests	(116)	22.6	108.9	(95)
Net attributable profit (loss)	611	15.9	108.6	527
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	8,828	(9.0)	2.4	9,700
Financial assets designated at fair value	4,503	22.0	37.2	3,692
Of which: Loans and advances	2	(3.8)	8.2	2
Financial assets at amortized cost	64,893	25.9	41.6	51,543
Of which: Loans and advances to customers	48,299	29.1	45.2	37,416
Tangible assets	2,064	37.9	49.6	1,496
Other assets	2,494	31.4	47.0	1,899
Total assets/liabilities and equity	82,782	21.2	36.2	68,329
Financial liabilities held for trading and designated at fair value through profit or loss	1,943	3.5	16.4	1,878
Deposits from central banks and credit institutions	4,267	85.1	108.2	2,306
Deposits from customers	58,095	14.7	29.0	50,651
Debt certificates	4,517	65.1	85.7	2,737
Other liabilities	5,714	32.3	46.8	4,319
Regulatory capital allocated	8,245	28.1	44.0	6,438

Relevant business indicators	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	48,242	29.2	45.4	37,339
Non-performing loans	2,016	2.6	15.4	1,965
Customer deposits under management ⁽³⁾	57,443	16.5	31.0	49,321
Off-balance sheet funds ⁽⁴⁾	18,076	132.7	161.8	7,768
Risk-weighted assets	64,821	18.9	33.6	54,506
Efficiency ratio (%)	50.1			47.0
NPL ratio (%)	3.1			3.8
NPL coverage ratio (%)	96			97
Cost of risk (%)	1.27			0.25
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

39
Macro and industry trends
Since the general election in May 2023, there have been increasing signs of normalization of economic policy in general and monetary policy in particular, pointing to a gradual correction of the current macroeconomic shocks. In this regard, benchmark interest rates have been raised from 8.5% at the beginning of 2023 to 50% in September 2024 and other countercyclical measures have been announced, supporting a slowdown in domestic demand, relative exchange rate stability and a moderation of annual inflation to 44.4% in December. In response to these developments, most recently, in December 2024, the central bank cut interest rates by 250 basis points to 47.5%. As inflation continues to moderate, as expected by BBVA Research, which forecasts a further slowdown to around 26% by the end of 2025, interest rates could be cut further, to around 31% by the end of this year. This reduction in inflation and interest rates is likely to be supported by relatively limited economic growth of around 3.2% in 2024 (unchanged from the previous forecast) and 2.5% in 2025 (20 basis points below the previous forecast). Despite the uncertainty, a less favorable global environment and some fiscal consolidation will help growth to remain below levels considered potential this year.
As for the Turkish banking system, the impact of inflation continues to prevail. The total volume of credit in the system increased by 36.6% year-on-year at the end of November 2024, at similar levels to the previous months. The stock of credit continued to be driven by consumer credit and credit card portfolios (46% year-on-year) and by credit to companies (+34.6% year-on-year). Total deposits maintained the strength of the last few months and grew 29.8% year-on-year at the end of November 2024. Turkish lira deposits continued to grow strongly in the same month (+42.3%) while US dollar deposits grew more slowly (+11.3%). Dollarization decreased to 34.6% in November 2024 from 40.3% a year earlier. The NPL ratio of the system remains well under control and stood at 1.96% in November 2024. With respect to the capital indicators, they remain at more than comfortable levels as of the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of December 31, 2024 is used, reflecting the considerable depreciation by the Turkish lira in the last twelve months. Likewise, the Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.
Activity15
The most relevant aspects related to the area’s activity in 2024 were:
–Lending activity (performing loans under management) increased by 45.4% in 2024, mainly due to the performance in Turkish lira loans (+50.6%, above the inflation rate for the period, which stood at 44,4%) where the performance of credit cards and, to a lesser extent, consumer loans (including car loans) stands out. For its part, foreign currency loans (in U.S. dollars) increased by 15.5%, boosted by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).
–Customer deposits (70.2% of the area's total liabilities as of December 31, 2024) remained the main source of funding for the balance sheet and increased by 31.0% favored by evolution the positive performance of Turkish lira time deposits (+39.9%), which represent a 82.3% of total customer deposits in local currency. Balances deposited in foreign currency (in U.S. dollars) remain below the closing level of 2023 (-5.0%), with transfers from foreign currency time deposits to Turkish lira time deposits. Thus, as of December 31, 2024, Turkish lira deposits accounted for 66.8% of total customer deposits in the area. For its part, off-balance sheet funds show an outstanding growth of 161.8%.
The most relevant aspects related to the area’s activity in the fourth quarter of 2024 were:
–Lending activity (performing loans under management) increased by 9.1%, mainly driven by the growth in Turkish lira loans (+11.5%, below the quarterly inflation rate, which stood at 6.3%) and, to a lesser extent, by the growth of foreign currency loans (+1.1%). Within Turkish lira loans, the same products as in the annual evolution stand out, these are the evolution of credit cards and consumer loans, which grew at rates of +17.1% and +13.8%, respectively.
–In terms of asset quality, the NPL ratio decreased by 51 basis points compared to the figure as of the end of September 2024 to 3.1%, mainly as a result of higher recoveries and higher volume of sales and write-offs, closing 69 basis points below the December 2023 close. Consequently, the NPL coverage ratio recorded an increase of 931 basis points in the quarter to 96% as of December 30, 2024.
–Customer deposits increased by 4.0%, with growth in Turkish lira deposits (+7.7%), and a decrease in deposits in USD (-3.4%). Additionally, off-balance sheet funds registered a growth of 23.0% in the quarter.
Results
Turkey generated a net attributable profit of €611m during 2024, which compares favorably with the result in the same period of the previous year.
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of December 2024 at current exchange rate is affected by the depreciation of the Turkish lira in the last year (-11.1%). To isolate this effect, the highlights of the results for 2024 at constant exchange rates are summarized below:
15 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only refer to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

40
–Net interest income decreased year-on-year, mainly by the worsening of the Turkish lira spread and greater wholesale funding costs, partially offset by the growth in lending activity and, the remuneration of certain reserves in Turkish lira from the central bank since February 2024.
–Net fees and commissions increased significantly, favored by the performance in payment systems fees, followed by the asset management, insurances and guarantees.
–NTI showed an excellent evolution thanks to higher results from foreign exchange operations.
–The other operating income and expenses line had a balance of €-535m, which compares favorably with the previous year. This line incorporates, among others, the loss in the value of the net monetary position due to the country's inflation rate, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). The net impact of both effects was less negative at the end of 2024 than in 2023, highlighting the third quarter of 2023 with a significant negative adjustment due to the higher quarterly inflation rate recorded at that time. This line also includes the results of the subsidiaries of Garanti BBVA, whose contribution was increased compared to 2023 and the higher contribution to the DGF.
–Operating expenses increased, mainly due to the growth in personnel expenses, linked to the growth in the workforce in 2023 and a salary review in the context of high inflation. On the other hand, general expenses also increased, mainly due to the higher technology and advertising expenditures.
–Regarding the impairment on financial assets, it increased due to higher requirements in retail portfolios. Thus, the cumulative cost of risk as of December 31, 2024 was placed at 1.27%, a more standard level after an abnormally low level in 2023.
–The provisions and other results line closed December 2024 with a release of €165m, linked to remarkable recoveries in wholesale clients, as well as the revaluations on real estate assets.
In the fourth quarter of 2024, the net attributable profit of Turkey stood at €177m, compared to €82m in the previous quarter, boosted by the start of the recovery of the spread in the Turkish lira. This improvement was due to the reduction in the cost of deposits in local currency, driven by the trend of dedollarization and the beginning of the cycle of interest rate cuts in the country towards the end of the year.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

41
South America
Highlights
•Growth in lending activity and acquisition of customer funds
•Favorable evolution of Net interest income and NTI
•Higher adjustment for hyperinflation in Argentina in the other operating income and expenses line in the quarter
•Year-on-year improvement in net attributable profit of the area

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

42

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2024	∆ %	∆ % ⁽²⁾	2023 ⁽¹⁾
Net interest income	5,589	27.2	31.9	4,394
Net fees and commissions	834	19.1	21.5	700
Net trading income	798	26.0	33.3	633
Other operating income and expenses	(1,815)	30.1	32.3	(1,395)
Gross income	5,405	24.8	30.3	4,331
Operating expenses	(2,567)	31.6	34.0	(1,951)
Personnel expenses	(1,188)	31.4	34.7	(904)
Other administrative expenses	(1,153)	30.9	32.9	(881)
Depreciation	(226)	36.4	36.5	(165)
Operating income	2,838	19.2	27.0	2,381
Impairment on financial assets not measured at fair value through profit or loss	(1,369)	20.7	21.0	(1,134)
Provisions or reversal of provisions and other results	(127)	120.5	131.5	(58)
Profit (loss) before tax	1,342	12.8	28.1	1,189
Income tax	(313)	9.3	32.5	(286)
Profit (loss) for the period	1,029	14.0	26.8	903
Non-controlling interests	(394)	30.5	46.3	(302)
Net attributable profit (loss)	635	5.6	17.1	601
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	8,906	35.2	42.0	6,585
Financial assets designated at fair value	10,884	3.6	7.7	10,508
Of which: Loans and advances	205	(65.4)	(62.5)	592
Financial assets at amortized cost	49,983	12.3	15.9	44,508
Of which: Loans and advances to customers	46,846	13.7	16.7	41,213
Tangible assets	1,277	35.9	35.8	939
Other assets	2,948	31.7	36.2	2,239
Total assets/liabilities and equity	73,997	14.2	18.2	64,779
Financial liabilities held for trading and designated at fair value through profit or loss	2,060	(37.4)	(33.1)	3,289
Deposits from central banks and credit institutions	4,292	(16.5)	(16.3)	5,140
Deposits from customers	50,738	19.2	23.2	42,567
Debt certificates	3,752	25.6	31.6	2,986
Other liabilities	6,066	34.7	40.3	4,502
Regulatory capital allocated	7,090	12.7	17.1	6,294

Relevant business indicators	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	46,663	13.8	16.8	41,013
Non-performing loans	2,387	3.7	4.7	2,302
Customer deposits under management ⁽⁴⁾	50,738	19.2	23.2	42,567
Off-balance sheet funds ⁽⁵⁾	7,936	43.6	53.5	5,525
Risk-weighted assets	56,489	15.0	18.7	49,117
Efficiency ratio (%)	47.5			45.0
NPL ratio (%)	4.5			4.8
NPL coverage ratio (%)	88			88
Cost of risk (%)	2.87			2.51
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Excluding repos and including specific marketable debt securities.
⁽⁵⁾ Includes mutual funds and customer portfolios in Colombia and Peru.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

43

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	2024	∆ %	∆ % ⁽¹⁾	2023 ⁽²⁾	2024	∆ %	∆ % ⁽¹⁾	2023 ⁽²⁾
Argentina	691	44.6	n.s.	478	182	41.3	176.5	129
Colombia	622	23.2	16.0	505	90	(41.0)	(44.4)	152
Peru	1,198	8.7	9.1	1,102	227	14.4	14.8	198
Other countries ⁽³⁾	327	10.5	16.1	296	136	12.0	16.4	121
Total	2,838	19.2	27.0	2,381	635	5.6	17.1	601
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	31-12-24	31-12-23	31-12-24	31-12-23	31-12-24	31-12-23
Performing loans and advances to customers under management ⁽¹⁾ ⁽²⁾	7,021	1,880	15,609	15,629	19,168	18,066
Non-performing loans ⁽¹⁾	103	32	966	822	1,132	1,264
Customer deposits under management ⁽¹⁾ ⁽³⁾	9,219	3,379	17,177	16,481	20,338	17,813
Off-balance sheet funds ⁽¹⁾ ⁽⁴⁾	2,840	1,202	2,539	2,310	2,554	1,654
Risk-weighted assets	11,037	4,997	18,868	19,467	20,384	18,825
Efficiency ratio (%)	59.5	54.1	46.9	47.5	36.5	36.7
NPL ratio (%)	1.4	1.6	5.7	4.8	4.9	5.5
NPL coverage ratio (%)	145	136	82	89	90	84
Cost of risk (%)	4.48	2.18	2.83	2.13	2.83	3.04
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia and Peru).
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the year 2024 were:
–Lending activity (performing loans under management) registered a variation of 16.8%, with the increase focused on the wholesale portfolio, which grew more than the retail portfolio (+20.5% versus +12.9%), mainly favored by the evolution of commercial loans (+22.6%). In the retail portfolio, the growth was originated in credit cards (+45.7%), in line with Group's strategy which is focused on growing in the most profitable segments. In terms of countries, Argentina stood out, with lending activity growing faster than inflation.
–Customer funds under management increased (+26.6%) compared to the closing balances at the end of 2023, with growth driven by customer deposits (+23.2%).
The most relevant aspects related to the area's activity during the fourth quarter of the year 2024 have been:
–Lending activity increased by 6.3%,favored by the dynamism of commercial loans (+8.0%), consumer loans (+3.2%) and credit cards (+16.8%).
–With regard to asset quality, the NPL ratio at regional level stood at 4.5%, which represents a decrease of -46 basis points lower than in the previous quarter, where the evolution was stronger in the main geographical areas, particularly in Peru, favored by lower entries into non-performing assets and higher recoveries. The coverage ratio for the area was 88%, which represents an increase of 836 basis points higher than the previous quarter (stable compared to the end of 2023).
–Customer funds under management increased by 6.4%, supported by higher balances of time deposits (+2.8%), the increase of demand deposits (+7.4%) and the evolution of off-balance sheet funds (+12.2%).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

44
South America generated a net attributable profit of €635m at the end of 2024, which represents a year-on-year variation of 17.1%, driven by the good performance of recurring income (+30.5%) and the good performance of net trading income in the area, which offset the increase in expenses and in loan-loss provisions, as well as the higher negative impact of "Other operating income and expenses". This last line mainly includes the impact of the adjustment for hyperinflation in Argentina, whose net monetary loss stood at €1,419m in the period January-December 2024, which is higher than the €1,062m registered in the period January-December 2023.
More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
Significant fiscal consolidation and relative exchange rate stability have contributed to a process of moderating inflation over the course of 2024. Also, after a large contraction in the first half of the year, there are early signs of a recovery in economic activity, which after falling by 3.8% or slightly less in 2024, should expand by around 5.5% in 2025, according to BBVA Research (growth forecasts for 2024 and 2025 have been adjusted upwards by 20 basis points and downwards by 50 basis points, respectively). The forecast is for inflation to converge to around 30% by the end of 2025. On the other hand, there is high uncertainty around the evolution of the exchange rate, which has recently remained more appreciated than expected.
The banking system continues to grow at a high pace but affected by inflation control and the structural reforms introduced by the new government. At the end of 2024, total lending grew 248% compared to December 2023, favored by both consumer and, above all, corporate portfolio, which grew 244% and 255% year-on-year, respectively. Deposits followed the trend of previous months and grew 104% year-on-year at the end of December. Finally, the NPL ratio improved notably to 1.51% at the end of October 2024 (131 basis points lower than in October 2023).
Activity and results
–In 2024, performing loans under management registered a growth of 273.5%, (+41.3% in the fourth quarter), which stands above the year-on-year inflation rate, with a favorable evolution in the corporate segment (+304.2%) and all the households products (+242.4%), highlighting credit cards (+191.2%). At the end of December 2024, the NPL ratio stood at 1.4%, which represents a variation of -12 basis points compared to the previous quarter, favored by the increase in lending activity. On the other hand, the NPL coverage ratio stood at 145%, higher than at end of September 2024, as a result of the annual review of the parameters of the loss estimation models.
–On balance sheet funds grew by 172.8% during 2024 (+16.3% in the fourth quarter), with growth in both demand deposits (+141.3%, favored in the fourth quarter by U.S. dollar balances) and time deposits (+262.5%). For its part, mutual funds (off-balance resources) also had a good performance (+136.3% in the same period).
–The cumulative net attributable profit at the end of December 2024 stood at €182m. Net interest income continued to be driven by both higher activity and better customer spreads, while the NTI registered a positive evolution, driven by the performance of the securities portfolio. On the other hand, there was a higher negative adjustment for hyperinflation (mainly reflected in the other operating income and expenses line) and higher expenses, both personnel and general expenses affected by inflation, the main variation being technology expenditure. As for impairment on financial assets, they registered an increase associated with the growth of lending activity and greater requirements of the retail portfolio.
Colombia
Macro and industry trends
Economic growth has gradually recovered during 2024 as the processes of inflation and interest rate reductions have been consolidating. BBVA Research expects GDP growth to stand at 2.0% in 2024 and to accelerate to 2.5% in 2025 (30 basis points lower than the previous forecast). The slight downward revision of the growth forecast in 2025 is largely due to a less favorable external environment than expected and the perspective of a slower monetary easing process than previously anticipated. In particular, interest rates, which fell by 350 basis points to 9.50% during 2024, are likely to be reduced at a more gradual pace in the future, ending 2025 at around 7.0%. Annual inflation, which ended 2024 at 5.2%, is expected to ease further in the coming months, but will remain above the 3.0% inflation target this year, probably around 3.9% in December 2025.
Total credit growth in the banking system stood at 1.6% year-on-year in October 2024. As in previous months, the system's lending continued to be driven by credit to companies and housing loans, with growth of 3.6% and 7.7% respectively. Of particular relevance is the slowdown in consumer credit, which has gone from a year-on-year growth rate of 20% throughout 2022 to year-on-year decreases since October of last year. In October 2024 this trend continued, showing a 4.6% drop compared to the same month of 2023. On the other hand, total deposits grew by 6.7% year-on-year at the end of October 2024, with a much more balanced evolution by portfolios than in previous quarters. Demand and time deposits grew by 5.9% and 7.8% year-on-year respectively. The system's NPL ratio has slightly improved in the last few months to 5.0% at the end of October 2024, 10 basis points lower than in the same month of the previous year.
Activity and results
–Lending activity remained stable (-0.1%) compared to the end of 2023, mainly due to the favorable evolution of corporate loans (-0.3%, in the fourth quarter, +8.5% from December 2023), which offset the deleveraging in the rest of products. In terms of credit quality indicators, at the end of December, the NPL ratio stood at 5.7%, which represents an improvement compared to the previous quarter of -6 basis points favored by higher recoveries, more contained entries to non-performing
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

45
assets and a higher volume of write-offs, which contributed to an increase in coverage in the quarter (107 basis points), reaching 82%.
–Customer deposits grew by 4.2% compared to the end of 2023, thanks to the growth in time deposits (+6.5%, -0.2% in the fourth quarter).
–The cumulative net attributable profit at the end of December 2024 stood at €90m, that is 44.4% below the result of the same period of the previous year. The significant growth in net interest income (+18.2%) stood out, favored by the increase in customer spreads associated with lower funding costs, offset by provisions for impairment losses on financial assets, mainly due to higher requirements in the retail portfolio. In the last quarter of the year, the growth in operating expenses and loan-loss provisions fully offset the growth in recurring revenues and NTI.
Peru
Macro and industry trends
BBVA Research estimates that GDP grew by 3.1% in 2024, 20 basis points above the previous forecast, driven by more favorable weather conditions and the impact on consumption of the most recent program of extraordinary withdrawals from pension funds. Moreover, improved financial conditions derived from controlled inflation (2.0% in December, and probably within the inflation target range of 1-3% during 2025) and the reduction of interest rates (from 5.0% at the end of December 2024 to around 4.50% in the first half of 2025, according to BBVA Research's estimates) reinforce the growth outlook. The growth forecast for 2025 remains unchanged at 2.7%.
Total lending in the Peruvian banking system decreased slightly year-on-year in November 2024 (-0.4%). The performance by portfolios was uneven, with decreases in consumer credit (-3.3%) and corporate credit portfolios (-1.1%), and growth in the mortgage portfolio (+5.1% year-on-year), in line with previous months. The system's total deposits increased 9.9% year-on-year in November 2024, due to the strength of demand deposits (+13.0% year-on-year), which offset the slower growth in time deposits (+4.7% year-on-year in August 2024). Finally, the system's NPL ratio slightly improved to 3.9%, 46 basis points better than in November 2023.
Activity and results
–Lending activity increased compared to the end of December 2023 (+6.1%), mainly due to the positive evolution of corporate loans (+5.3%, favored by CIB operations), consumer loans (+10.5%) and mortgages (+12.3%). In terms of credit quality indicators, the NPL ratio fell compared to the end of September 2024 (-67 basis points) standing at 4.9%, as a result of more contained entries to non-performing assets, higher recoveries and maintaining the dynamics of portfolio sales and write-offs of previous quarters. As a result, the NPL coverage ratio stood at 90%, which represents a decrease of 1,480 basis points compared to the end of September.
–Customers funds under management increased during 2024 (+17.6%), boosted by both the good performance of customer deposits (+14.2%) and off-balance sheet funds (+54.5%).
–BBVA Peru's cumulative attributable profit stood at €227m at the end of December 2024, which represents an increase of 14.8% compared to 2023. Good performance of net interest income, favored by higher volume of lending and a growing customer spread, fee income and NTI (which includes better results on Global Markets), all together comfortably offset the increase in operating expenses. In terms of provisions for impairment of financial assets, in cumulative terms, they are below those recorded in 2023 (-2.5%), due to the expected improvement in flows during the second half of the year. Thus, the profit of the quarter stood at €53m, a variation of -16.3% compared to the previous quarter, mainly due to the growth of expenses, specifically personnel expenses, which include in the last quarter of the year the adjustment of the variable compensation based on the annual performance.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

46
Rest of Business
Highlights
•Favorable credit evolution and significant growth in customers funds
•Increase in recurring revenues
•Improvement in NPL and NPL coverage ratios in the year
•Efficiency ratio and Group contribution improve in the year

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

47

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2024	∆ %	∆ % ⁽²⁾	2023 ⁽¹⁾
Net interest income	741	37.6	35.4	539
Net fees and commissions	307	25.8	23.4	244
Net trading income	406	28.2	25.7	316
Other operating income and expenses	4	8.4	(20.3)	3
Gross income	1,458	32.2	29.7	1,103
Operating expenses	(743)	26.7	24.8	(586)
Personnel expenses	(402)	32.8	30.4	(303)
Other administrative expenses	(308)	19.7	18.2	(257)
Depreciation	(33)	25.5	24.1	(26)
Operating income	715	38.4	35.3	517
Impairment on financial assets not measured at fair value through profit or loss	(71)	155.9	152.8	(28)
Provisions or reversal of provisions and other results	(11)	n.s.	n.s.	(1)
Profit (loss) before tax	634	29.7	26.7	489
Income tax	(133)	44.0	40.8	(93)
Profit (loss) for the period	500	26.3	23.5	396
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	500	26.3	23.5	396
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	8,348	75.8	65.9	4,748
Financial assets designated at fair value	1,627	(89.5)	(90.1)	15,475
Of which: Loans and advances	914	(93.8)	(94.2)	14,783
Financial assets at amortized cost	56,013	29.2	26.7	43,363
Of which: Loans and advances to customers	50,392	28.2	25.6	39,322
Inter-area positions	—	—	—	—
Tangible assets	206	36.0	31.6	151
Other assets	341	(36.4)	(38.9)	537
Total assets/liabilities and equity	66,534	3.5	0.2	64,274
Financial liabilities held for trading and designated at fair value through profit or loss	642	(95.7)	(95.9)	14,831
Deposits from central banks and credit institutions	2,002	(35.1)	(36.9)	3,085
Deposits from customers	27,432	110.1	107.2	13,056
Debt certificates	1,721	21.8	19.1	1,413
Inter-area positions	28,095	6.2	3.3	26,466
Other liabilities	1,609	30.6	26.6	1,232
Regulatory capital allocated	5,033	20.1	17.4	4,191

Relevant business indicators	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	50,393	28.5	26.0	39,202
Non-performing loans	213	(42.0)	(42.0)	368
Customer deposits under management ⁽³⁾	27,432	110.1	107.2	13,056
Off-balance sheet funds ⁽⁴⁾	645	13.9	13.9	566
Risk-weighted assets	44,407	22.0	19.3	36,410
Efficiency ratio (%)	50.9			53.1
NPL ratio (%)	0.3			0.7
NPL coverage ratio (%)	102			69
Cost of risk (%)	0.17			0.08
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

48
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during 2024 were:
–Lending activity (performing loans under management) registered a growth of 26.0%, driven by the favorable evolution of project finance as well as corporate lending, both in the New York branch and in Europe. Also noteworthy is the transactional business, which offers integral and personalized financial solutions, in both geographical areas through increased participation in factoring programs.
–Customer funds under management grew by 103.4%, boosted by the evolution of deposits, mainly in Europe and in the New York branch.
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the fourth quarter of 2024 were:
–Lending activity (performing loans under management) grew at a rate of 11.3%, mainly due to the evolution of corporate loans (+13.6%). In terms of the geographical areas that make up this area, Europe and the New York branch stand out.
–On the other hand, compared to the end of September, the NPL ratio dropped to 0.3%, thanks to the growth in activity and the reduction of the non-performing balance. The coverage ratio increased to 102% due to the decrease in the non-performing balance.
–Customer funds under management increased by 11.1% mainly due to time deposits in the New York branch.
Results
Rest of Business achieved an accumulated net attributable profit of €500m accumulated at the end of 2024, 23.5% higher than in the same period of the previous year, favored by the performance of the recurrent revenues and the NTI, which offset the increase in operating expenses and loan-loss provisions.
In the year-on-year evolution of the main lines of the area's income statement at the end of December 2024, the following was particularly noteworthy:
–Net interest income showed an increase of 35.4% as a result of increased activity volumes and price management. This growth was mainly in Europe, followed by the New York branch.
–Net fees and commissions increased by 23.4%, mainly due to singular financing transactions in Investment Banking & Finance (hereinafter IB&F) and transactional banking fees.
–The NTI grew by 25.7% supported by the strong performance of Global Markets in Europe, especially in credit and in the Group's equity trading business in the United States.
–Increase in operating expenses of 24.8%, with growth mainly in the United States (originated in the New York branch) and in Europe due to the increase in headcount and the execution of strategic plans.
–The impairment on financial assets line at the end of December 2024 recorded a balance of €-71m, mainly originating from provisions made in Europe.
In the fourth quarter of 2024, and excluding the effect of the exchange rates fluctuations, the Group's Rest of Businesses as a whole generated a net attributable profit of €86m, that is -51.3% with respect to the previous quarter due to growth in operating expenses, which include the update of the variable compensation to employees in line with the area's performance in 2024 as well as higher loan-loss provisions due to increased coverage for certain specific customers, which compares with the release of provisions in the previous quarter.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

49
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2024	∆ %	2023 ⁽¹⁾
Net interest income	(546)	41.3	(386)
Net fees and commissions	(36)	(18.0)	(44)
Net trading income	122	n.s.	(686)
Other operating income and expenses	39	(55.1)	87
Gross income	(421)	(59.1)	(1,029)
Operating expenses	(776)	2.1	(760)
Personnel expenses	(774)	12.3	(689)
Other administrative expenses	213	53.3	139
Depreciation	(215)	2.5	(210)
Operating income	(1,197)	(33.1)	(1,789)
Impairment on financial assets not measured at fair value through profit or loss	1	(15.4)	1
Provisions or reversal of provisions and other results	54	n.s.	(21)
Profit (loss) before tax	(1,142)	(36.9)	(1,809)
Income tax	225	(14.2)	262
Profit (loss) for the period	(917)	(40.7)	(1,547)
Non-controlling interests	(7)	n.s.	3
Net attributable profit (loss)	(924)	(40.2)	(1,544)
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-24	∆ %	31-12-23
Cash, cash balances at central banks and other demand deposits	594	(13.1)	684
Financial assets designated at fair value	3,030	20.6	2,512
Of which: Loans and advances	—	n.s.	—
Financial assets at amortized cost	4,095	13.1	3,622
Of which: Loans and advances to customers	297	29.1	230
Inter-area positions	—	—	—
Tangible assets	1,912	10.8	1,727
Other assets	16,170	11.3	14,530
Total assets/liabilities and equity	25,802	11.8	23,074
Financial liabilities held for trading and designated at fair value through profit or loss	69	(44.9)	125
Deposits from central banks and credit institutions	970	26.7	765
Deposits from customers	961	n.s.	181
Debt certificates	1,735	n.s.	380
Inter-area positions	5,917	1.9	5,809
Other liabilities	3,553	(0.8)	3,581
Regulatory capital allocated	(47,416)	10.2	(43,033)
Total equity	60,014	8.6	55,265
Results
The Corporate Center recorded a net attributable loss of €-924m between January and December of 2024, which is an improvement compared with the €-1,544m recorded in the previous year, mainly due to the favorable evolution of the NTI. The above is the result of the positive contribution from the second quarter of 2024 from the hedges of foreign currency positions, which contrasts with the negative contribution in 2023, originating in both periods in the Mexican peso.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

50
Additional pro forma information: Corporate & Investment Banking
Highlights
•Significant increase in lending in the year, with sustained quarter-on-quarter growth
•Favorable evolution of recurrent revenues and NTI in the year
•Solid gross income in all geographical areas
•Outstanding attributable profit in 2024

The pro forma information of CIB does not include the application of hyperinflation accounting nor the wholesale business of the Group in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

51

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2024	∆ %	∆ % ⁽²⁾	2023 ⁽¹⁾
Net interest income	2,655	27.7	32.7	2,079
Net fees and commissions	1,198	19.1	22.0	1,006
Net trading income	2,034	15.7	20.6	1,759
Other operating income and expenses	(56)	(12.6)	(6.1)	(64)
Gross income	5,832	22.0	26.5	4,779
Operating expenses	(1,572)	24.1	24.9	(1,267)
Personnel expenses	(768)	23.6	23.9	(622)
Other administrative expenses	(688)	27.9	29.5	(538)
Depreciation	(115)	7.5	8.0	(107)
Operating income	4,260	21.3	27.1	3,512
Impairment on financial assets not measured at fair value through profit or loss	112	n.s.	n.s.	(7)
Provisions or reversal of provisions and other results	(11)	n.s.	n.s.	2
Profit (loss) before tax	4,361	24.3	30.2	3,507
Income tax	(1,250)	24.8	31.3	(1,001)
Profit (loss) for the period	3,111	24.2	29.8	2,506
Non-controlling interests	(330)	23.1	31.9	(268)
Net attributable profit (loss)	2,781	24.3	29.6	2,238
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of December 31, 2024 is used.
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	9,329	90.2	80.6	4,905
Financial assets designated at fair value	117,625	(26.2)	(25.5)	159,372
Of which: Loans and advances	37,974	(54.9)	(55.3)	84,126
Financial assets at amortized cost	114,618	17.8	21.1	97,302
Of which: Loans and advances to customers	92,965	18.6	21.7	78,354
Inter-area positions	—	—	—	—
Tangible assets	194	38.2	36.1	141
Other assets	15,609	46.6	58.1	10,646
Total assets/liabilities and equity	257,375	(5.5)	(3.9)	272,366
Financial liabilities held for trading and designated at fair value through profit or loss	80,595	(38.0)	(38.2)	130,081
Deposits from central banks and credit institutions	38,054	33.5	34.9	28,502
Deposits from customers	70,345	17.2	23.4	60,031
Debt certificates	6,516	7.2	8.5	6,076
Inter-area positions	42,555	45.2	51.4	29,315
Other liabilities	6,898	(5.6)	(6.0)	7,310
Regulatory capital allocated	12,412	12.3	16.3	11,050

Relevant business indicators	31-12-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	92,913	19.9	22.8	77,510
Non-performing loans	599	(33.8)	(27.5)	905
Customer deposits under management ⁽³⁾	65,077	19.4	25.1	54,483
Off-balance sheet funds ⁽⁴⁾	3,844	(8.2)	4.9	4,189
Efficiency ratio (%)	27.0			26.5
⁽²⁾ At constant exchange rates.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

52
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of December 31, 2024 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. When making comments referring to Europe in this area, Spain is excluded.
Activity
The most relevant aspects related to the area's activity in 2024 were:
–Loan balances increased significantly compared to the end of 2023 (+22.8%), mainly as a result of the favorable development of the Investment Banking & Finance business, with relevant Project Finance and Corporate Lending operations. By geographical areas, the contribution from Europe, the New York branch and Mexico were particularly noteworthy.
–Customer funds grew by 23.7% in 2024, due to the increase in volumes in an environment of competitive prices. The performance by geographical areas was uneven and the evolution of the balances deposited in the branches in Europe and New York was outstanding.
The most relevant aspects related to the area's activity in the fourth quarter of 2024 were:
–The lending activity recorded a new rise (+9.7% higher than at the end of September). During 2024 loans grew steadily quarter after quarter and were close to €90 billion at the end of December. The growth was particularly strong in Europe and, to a lesser extent, in the New York branch.
–The customer funds grew during the last quarter of the year (+11.5%) mainly due to the evolution in Europe, with specific campaigns to attract checking accounts.
Results
CIB generated a net attributable profit of €2,781m in 2024. These results represent an increase of 29.6% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group's wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients16.
All the business divisions achieved good results, particularly Investment Banking & Finance (IB&F) with an excellent evolution of net interest income in all geographical areas, supported by higher lending volumes and better prices, the contribution of Global Markets supported by the reactivation of commercial activity and Global Transaction Banking (GTB) which consolidated its positive trend, particularly in Mexico, Turkey and the United States.
The most relevant aspects of the year-on-year income statement evolution of this aggregate as of end of December 2024 are summarized below:
–Net interest income for the quarter was 32.7% higher than in the same period of the previous year, partly due to the good performance of the business activity, which benefited from higher volumes and, especially Europe and the United States as well as certain geographical areas, thanks to an adequate price management.
–Net fees and commissions increased 22.0%, with favorable evolution in all businesses. The primary market debt issuance activity, the liquidity management in South America and relevant operations in Project Finance and Corporate Lending are noteworthy.
–Excellent NTI evolution (+20.6%), mainly due to the performance of the Global Markets unit. Fixed-income trading was particularly strong during the year, while currency trading slowed down compared to the previous year. For its part, commercial activity showed significant growth in all geographical areas except Turkey, with special mention to the evolution of Spain, Europe, Mexico and the United States.
–Operating expenses increased by 24.9% due to new personnel hires carried out during 2023 and 2024. On the other hand, general expenses continue to be affected by inflation and by higher technology expenditures linked to the execution of strategic projects for the area. However, the efficiency ratio stood at 27.0% at the end of December 2024, which represents an improvement of 35 basis points compared to the figure registered at the end of 2023, thanks to the strong growth in gross margin.
–Provisions for impairment on financial assets line recorded a release of €112m, mainly originated from certain specific customers in Turkey, which compares with €7m provided in the previous year.
In the fourth quarter of 2024 and excluding the effect of the variation in exchange rates, the Group's wholesale businesses generated a net attributable profit of €691m (-7.0% compared to the previous quarter). This performance was mainly due to lower NTI in the Global Markets unit, partly offset by a favorable evolution of net interest income and fees. Operating expenses increased, mainly due to higher personnel and technology costs, associated with the area's strategic plans. Lastly, loan-loss provisions declined, due to the release of provisions in Turkey.
16 CIB results do not include the application of hyperinflation accounting.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Alternative Performance Measures (APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Constant exchange rates
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency17 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
Reconciliation of the Financial Statements of the BBVA Group
Below is the reconciliation between the profit and loss account of the Consolidated Financial Statements and the consolidated management income statement18 for the year 2022. The main difference between the two accounts in 2022 is the treatment of the impact of the purchase from Merlin of 100% of the shares of Tree, which in turn owns 662 offices in Spain. For management purposes, this impact is recorded in a single line, net of tax, in the income statement under the heading “Results from discontinued operations and Other”, as opposed to the treatment in the consolidated financial statements, which record the gross impact and its tax effect under the corresponding headings applicable to them.
For the years 2023 and 2024 no reconciliation is presented as there are no differences between the Consolidated Financial Statements and the consolidated management income statement as there are no corporate transactions, non-recurring impacts or other types of adjustments for management purposes that determine an attributable result or a result for the year different from those disclosed in the condensed interim consolidated financial statements.

17 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.
18 Income statement presented to senior management for performance monitoring and decision making.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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CONCILIATION OF THE BBVA GROUP'S INCOME STATEMENTS (MILLIONS OF EUROS)
CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT
	2022		2022
NET INTEREST INCOME	19,124	—	19,124	Net interest income
Dividend income	123			⁽¹⁾
Share of profit or loss of entities accounted for using the equity method	21			⁽¹⁾
Fee and commission income	8,260		8,260	Fees and commissions income
Fee and commission expense	(2,888)		(2,888)	Fees and commissions expenses
	5,372	—	5,372	Net fees and commissions
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	64
Gains (losses) on financial assets and liabilities held for trading, net	562
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(67)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	150
Gains (losses) from hedge accounting, net	(45)
Exchange differences, net	1,275
	1,938	—	1,938	Net trading income
Other operating income	528
Other operating expense	(3,438)
Income from insurance and reinsurance contracts	2,622
Expense from insurance and reinsurance contracts	(1,547)
	(1,691)	—	(1,691)	Other operating income and expenses
GROSS INCOME	24,743	—	24,743	Gross income
Administration costs	(9,373)		(10,701)	Operating expenses ⁽²⁾
Personnel expense	(5,601)	—	(5,601)	Personnel expenses
Other administrative expense	(3,773)	—	(3,773)	Other administrative expenses
Depreciation and amortization	(1,328)	—	(1,328)	Depreciation
	14,042	—	14,042	Operating income
Provisions or reversal of provisions	(291)	—	(291)	Provisions or reversal of provisions
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,379)	—	(3,379)	Impairment on financial assets not measured at fair value through profit or loss
NET OPERATING INCOME	10,372	—	10,372
Impairment or reversal of impairment of investments in joint ventures and associates	42
Impairment or reversal of impairment on non-financial assets	(27)
Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(11)
Negative goodwill recognized in profit or loss	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(108)
	(104)	134	30	Other gains (losses)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	10,268	134	10,402	Profit (loss) before tax
Tax expense or income related to profit or loss from continuing operations	(3,505)	67	(3,438)	Income tax
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	6,763	201	6,965	Profit (loss) for the period
Profit (loss) after tax from discontinued operations	—	—
PROFIT (LOSS) FOR THE PERIOD	6,763	201	6,965	Profit (loss) for the period
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(405)	—	(405)	Non-controlling interests
ATTRIBUTABLE TO OWNERS OF THE PARENT	6,358	201	6,559	Net attributable profit (loss) excluding non-recurring impacts
		(201)	(201)	Discontinued operations and Others
ATTRIBUTABLE TO OWNERS OF THE PARENT	6,358	—	6,358	Net attributable profit (loss)
General note: 2022 figures have been revised according to IFRS 17 - Insurance contracts.
⁽¹⁾ Included within the Other operating income and expenses of the Management Income Statements.
⁽²⁾ Depreciations included.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Adjusted profit (loss) for the period (excluding non-recurring impacts)
Explanation of the formula: the adjusted profit (loss) for the period is defined as the profit (loss) for the period from the Group’s consolidated income statement, excluding those non-recurring impacts that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.
Relevance of its use: this measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the period
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
(Millions of euros)	+	Profit (loss) after tax from continued operations	10,575	8,416	6,763
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	—	(201)
	=	Adjusted profit (loss) for the period	10,575	8,416	6,965
Adjusted net attributable profit (loss) (excluding non-recurring impacts)
Explanation of the formula: the adjusted net attributable profit (loss) is defined as the net attributable profit (loss) of the Group’s consolidated income statement excluding those non-recurring impacts that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.
Relevance of its use: this measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
(Millions of euros)	+	Net attributable profit (loss) from continued operations	10,054	8,019	6,358
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	—	(201)
	=	Adjusted net attributable profit (loss)	10,054	8,019	6,559
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds (above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.

ROE
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,054	8,019	6,358
Denominator (Millions of euros)	+	Average shareholders' funds	69,703	65,907	61,517
	+	Average accumulated other comprehensive income	(16,412)	(16,437)	(16,055)
	=	ROE	18.9%	16.2%	14.0%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Adjusted ROE
The adjusted ROE (return on equity) ratio measures the return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. The denominator items "Average shareholders' funds" and "Average accumulated other comprehensive income" are the same and they are calculated in the same way as that explained for ROE.
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.

Adjusted ROE
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	10,054	8,019	6,559
Denominator (Millions of euros)	+	Average shareholders' funds	69,703	65,907	61,517
	+	Average accumulated other comprehensive income	(16,412)	(16,437)	(16,055)
	=	Adjusted ROE	18.9%	16.2%	14.4%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	=	Net attributable profit (loss)	10,054	8,019	6,358
Denominator (Millions of euros)	+	Average shareholders' funds	69,703	65,907	61,517
	+	Average accumulated other comprehensive income	(16,412)	(16,437)	(16,055)
	-	Average intangible assets	2,380	2,254	2,119
	=	ROTE	19.7%	17.0%	14.7%
Adjusted ROTE
The adjusted ROTE (return on tangible equity) ratio measures the return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Adjusted net attributable profit (loss)" is the same and is calculated in the same way as explained for adjusted ROE, and the items of the denominator "Average shareholders' funds" and "Average accumulated other comprehensive income" are the same and are calculated in the same way as explained for ROE.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

57
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, which include goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders' funds in the ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

Adjusted ROTE
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	10,054	8,019	6,559
Denominator (Millions of euros)	+	Average shareholders' funds	69,703	65,907	61,517
	+	Average accumulated other comprehensive income	(16,412)	(16,437)	(16,055)
	-	Average intangible assets	2,380	2,254	2,119
	=	Adjusted ROTE	19.7%	17.0%	15.1%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA
		Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	Profit (loss) for the period	10,575	8,416	6,763
Denominator (Millions of euros)	Average total assets	777,997	748,459	701,093
=	ROA	1.36%	1.12%	0.96%
Adjusted ROA
The adjusted ROA (return on assets) ratio measures the return obtained on an entity's assets. It is calculated as follows:

Adjusted profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the adjusted profit (loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average total assets are taken from the Group's consolidated balance sheet. The average balance is calculated in the same way as explained for average equity in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA
		Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	Adjusted profit (loss) for the period	10,575	8,416	6,965
Denominator (Millions of euros)	Average total assets	777,997	748,459	701,093
=	Adjusted ROA	1.36%	1.12%	0.99%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA
		Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	Profit (loss) for the period	10,575	8,416	6,763
Denominator (Millions of euros)	Average RWA	382,487	353,139	327,998
=	RORWA	2.76%	2.38%	2.06%
Adjusted RORWA
The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity's assets. It is calculated as follows:

Adjusted profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Adjusted profit (loss) for the period" is the same and is calculated in the same way as explained for adjusted ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA
		Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	Adjusted profit (loss) for the period	10,575	8,416	6,965
Denominator (Millions of euros)	Average RWA	382,487	353,139	327,998
=	Adjusted RORWA	2.76%	2.38%	2.12%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Earning (loss) per share
The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
(Millions of euros)	+	Net attributable profit (loss)	10,054	8,019	6,358
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	388	345	313
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	9,666	7,675	6,045
Denominator (millions)	+	Average number of shares outstanding	5,793	5,988	6,424
	-	Average treasury shares of the period	10	5	9
	-	Share buyback program (average) ⁽¹⁾	13	28	225
	=	Earning (loss) per share (euros)	1.68	1.29	0.98
⁽¹⁾ In 2024 the average number of shares is included taking into account the redemption made corresponding to the program executed in that year. In 2023 the average number of shares in included taking into account the two redemptions made corresponding to the programs executed in that year. In 2022 the average number of shares is included, taking into account the two redemptions made corresponding to the program announced in 2021.
Additionally, for management purposes, the adjusted earning (loss) per share is presented.

Adjusted earning (loss) per share
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	9,666	7,675	6,045
(Millions of euros)	-	Net impact arisen from the purchase of offices in Spain	—	—	(201)
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos coupon payments	9,666	7,675	6,246
Denominator (millions)	+	Number of shares outstanding	5,763	5,838	6,030
	-	Average treasury shares of the period	10	5	9
	=	Adjusted earning (loss) per share (euros)	1.68	1.32	1.04
Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector. In addition, it is a relevant metric for one of the six Strategic Priorities of the Group.

Efficiency ratio
			Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	+	Operating expenses	14,193	12,308	10,701
Denominator (Millions of euros)	+	Gross income	35,481	29,542	24,743
	=	Efficiency ratio	40.0%	41.7%	43.2%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share
			31-12-24	31-12-23	31-12-22
Numerator (Millions of euros)	+	Shareholders' funds	72,875	67,955	64,535
	+	Accumulated other comprehensive income	(17,220)	(16,254)	(17,642)
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,838	6,030
	-	Treasury shares	7	4	5
	=	Book value per share (euros / share)	9.67	8.86	7.78
Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			31-12-24	31-12-23	31-12-22
Numerator (Millions of euros)	+	Shareholders' funds	72,875	67,955	64,535
	+	Accumulated other comprehensive income	(17,220)	(16,254)	(17,642)
	-	Intangible assets	2,490	2,363	2,156
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,838	6,030
	-	Treasury shares	7	4	5
	=	Tangible book value per share (euros / share)	9.24	8.46	7.43

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 319 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost" and "contingent risk" in stage 1 + stage 2 + stage 3 of the previous counterparts.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		31-12-24	31-12-23	31-12-22
Numerator (Millions of euros)	NPLs	14,839	15,305	14,463
Denominator (Millions of euros)	Credit Risk	488,302	448,840	423,669
=	Non-Performing Loans (NPLs) ratio	3.0%	3.4%	3.4%
General note: credit risk figures for 2022 periods have been restated according to IFRS 17 - Insurance contracts.
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		31-12-24	31-12-23	31-12-22
Numerator (Millions of euros)	Provisions	11,905	11,762	11,764
Denominator (Millions of euros)	NPLs	14,839	15,305	14,463
=	NPL coverage ratio	80%	77%	81%
19 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Dec.2024	Jan.-Dec.2023	Jan.-Dec.2022
Numerator (Millions of euros)	Loan-loss provisions	5,708	4,345	3,252
Denominator (Millions of euros)	Average loans to customers (gross)	400,008	378,402	356,064
=	Cost of risk	1.43%	1.15%	0.91%
General note: average loans to customers (gross) figures for 2022 periods have been restated according to IFRS 17 - Insurance contracts.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Ángeles Peláez Morón
Name:	María Ángeles Peláez Morón
Title:	Head of Accounting & Regulatory Reporting
Date:	January 30, 2025
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.